Exemption 82-34899

Rockyview Energy

ESPOIR
Exploration Corp.

JOINT NEWS RELEASE

ROCKYVIEW ENERGY INC. AGREES TO ACQUIRE ESPOIR EXPLORATION CORP.

Calgary, Alberta, October 31, 2005 – Rockyview Energy Inc. ("**RVE**" – TSX) ("**Rockyview**") and Espoir Exploration Corp. ("**ESX.A**" and "**ESX.B**" – TSXV) ("**Espoir**") are pleased to announce that they have entered into an agreement whereby Rockyview will acquire, by way of a plan of arrangement, all of the issued and outstanding shares of Espoir (the "**Transaction**"). Pursuant to the Transaction, the Espoir Class B shares will be converted into Espoir Class A shares on the basis of 3.1348 Espoir Class A shares for each Espoir Class B share and Espoir Class A shareholders will, at their election, receive either $3.19 cash or 0.5148 of a Rockyview share for each Espoir Class A share held. The total consideration offered by Rockyview is subject to a maximum of $8.325 million cash and 7.445 million Rockyview shares.

Transaction Highlights

- Total acquisition cost of $61.9 million, including $54.4 million for Espoir's shares and the assumption of $7.5 million of net debt at closing. Included in the acquisition cost is $6.6 million for 48,421 net acres of undeveloped land and seismic.

- Acquisition of approximately 935 boe of daily production, 93% of which is natural gas.

- Focussed operations in two areas:

  - Thunder (Central Alberta; Twps. 58-61, Rges. 4-7 W5M). Multi-zone potential for gas in Cretaceous, Jurassic and Paleozoic formations. Additional upside in the Upper Mannville formation for coalbed methane ("**CBM**"). This area is in close proximity to the Corbett Creek CBM project area where Rockyview's management team compiled a significant land position while at APF Energy Trust; and

  - Spirit River/Gordondale (Peace River Arch; Twps. 75-82, Rges. 2-11 W6M). Multi-zone potential for gas and light oil in Cretaceous and Triassic formations.

- Espoir's average working interest is approximately 61% in 17 producing wells, and Espoir operates 72% of its production.

- Espoir has proved reserves of 1.58 million boe and proved plus probable reserves of 2.31 million boe which is based on an independent engineering report prepared by GLJ Petroleum Consultants effective October 1, 2005 (the "**GLJ Report**").

11/23

- Espoir has an additional 15 to 20 gross (10 to 14 net) drilling locations, none of which is included in the GLJ Report.
- Acquisition metrics, net of undeveloped land and seismic, of:
  - $59,151 per flowing boe;
  - $23.92 per boe (proved plus probable); and
  - 2.92 times estimated 2006 cash flow.
- Accretive on a Rockyview per share basis:
  - Production (18% per share);
  - Reserves (20% per share, (total proved) and 7% per share (proved plus probable)); and
  - Cash flow (17%).

Transaction Structure and Espoir's Financial Advisor

The Transaction will be completed by way of a plan of arrangement. Espoir expects to mail an information circular to its shareholders by the end of November and intends to hold a shareholders' meeting to vote on the Transaction by mid-January, 2006. The Transaction will require the approval of 66⅔% of the votes cast by the Espoir securityholders and the approval of the Court of Queen's Bench of Alberta. The Transaction is subject to the acceptance and approval of the Toronto Stock Exchange and the TSX Venture Exchange.

The boards of directors of Rockyview and Espoir have approved the Transaction. In addition, the board of directors of Espoir will recommend that the securityholders approve the Transaction. Certain Espoir Class A shareholders, representing approximately 23% of the outstanding Class A shares (basic), have agreed to vote in favour of the Transaction. Espoir has agreed to pay to Rockyview, in certain circumstances, a non-completion fee of $1.75 million.

GMP Securities Ltd. acted as financial advisor to Espoir and has advised the board of directors of Espoir that they are of the opinion that, subject to the review of formal documentation, the consideration to be received by the Espoir shareholders pursuant to the Transaction is fair, from a financial point of view, to the Espoir shareholders.

Benefits of the Transaction

The Espoir acquisition allows both Rockyview and Espoir shareholders to participate in a stronger, well capitalized exploration and production company. Rockyview will have a balanced portfolio of low risk, internally generated drilling prospects and will be well-positioned to add significant shareholder value through Espoir's higher-impact plays.

Upon closing of the Transaction, Rockyview will have the following key operating and financial characteristics:

- Estimated production of approximately 1,900 boe per day, leveraged 94% to natural gas, before giving effect to any production additions as a result of Rockyview's fourth quarter capital program (estimated to be approximately 400 boe per day).

- Estimated annual 2006 cash flow of approximately $40 to $44 million with an operating netback of $38.00 per boe, based on the following assumptions:

  - average daily production of 2,800 boe to 3,000 boe, comprised 95% natural gas;

  - average commodity assumptions of Cdn. $9.50 per mcf for natural gas and U.S. $55.00 per barrel for oil;

  - exchange rate of Cdn. $0.85;

  - operating and transportation costs of $6.60 and $1.41 per boe, respectively;

  - royalty rate of 20%; and

  - capital expenditure program of $30 million.

- No hedges in place, allowing full participation in the strong commodity price environment.

- A high-quality drilling inventory of 130 gross (75 net) wells to be drilled during 2006 and 2007.

- An independently engineered reserve base of 3.27 million boe (total proved) and 5.45 million boe (total proved plus probable).

- Increased enterprise value

  - Market capitalization of approximately $145 million;

  - Enhanced liquidity; and

  - Improved financial flexibility.

- Attractive balance sheet with an estimated combined net debt on closing of $22 million, representing 0.5 times projected cash flow.

  - Combined bank debt of $18 million on credit lines which are expected to be approximately $25 million. The bank debt is the net result of Espoir and Rockyview's fourth quarter capital programs, the cash portion of the consideration paid to the Espoir shareholders and transaction costs; and

  - Based on estimated 2006 cash flow of $40 to $44 million and 2006 risked capital expenditures of $30 million, Rockyview estimates that December 31, 2006 net debt will be approximately $10 million, or 0.22 times annual cash flow.

- Combined tax pools of $69 million at June 30, 2005.

- 19.5 million shares outstanding (21.4 million fully diluted).

"This acquisition is a very strong complement to our existing portfolio of assets", commented Rockyview's President and Chief Executive Officer, Steve Cloutier. "We had been looking to add one or two new core areas with significant drilling upside that balanced our lower-risk Horseshoe Canyon CBM development program in Wood River. The Thunder area northwest of Edmonton and the Peace River Arch fit our criteria: multi-zone drilling potential with room to grow".

Mr. Cloutier noted that the exploration potential resident in the Espoir assets is likely to generate new production and reserves at very attractive rates. "Given what we believe to be reasonable risking of the Espoir drilling inventory, we think we can find new production at $15,000 to $20,000 per flowing boe, so our all-in costs of the transaction, after future capital, should be in the $40,000/boe/d range. With gas prices expected to remain high in the near future, the value of that incremental cash flow is significant".

Bruce Beynon, Espoir's President and Chief Executive Officer, stated "The combination with Rockyview will allow Espoir shareholders to participate in a unique high-quality natural gas company whose future growth is back-stopped by an exciting and proven Horseshoe Canyon CBM development program. The combined entity, with its 94% leverage to natural gas, will provide shareholders with significant exposure to a robust natural gas price environment."

For further information contact:

Rockyview Energy Inc.

Steve Cloutier, President & CEO
Alan MacDonald, V.P., Finance & CFO
Tel: (403) 538-5000 / Fax: (403) 538-5050
Email: invest@rockyviewenergy.com

Espoir Exploration Corp.

Bruce Beynon, President & CEO
Michael Wilhelm, V.P., Finance & CFO
Tel: (403) 294-1442 / Fax: (403) 294-1455
Email: info@espoir-exploration.com

Reader Advisory

Forward Looking Statements – Certain information set forth in this news release, including management's assessment of future plans, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond management's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of reserve estimates and currency fluctuations. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Exemption 82-34899

Rockyview Energy

NEWS RELEASE

Calgary, Alberta, November 10, 2005 ("RVE"–TSX) Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its financial and operating results for the three month period ended September 30, 2005. Rockyview was created on June 21, 2005, following completion of a Plan of Arrangement between APF Energy Trust, APF Energy Inc. and Rockyview (the "Arrangement").

HIGHLIGHTS

- ▲ Began drilling operations in mid-September on a $13 million 2005 capital program.
- ▲ Drilled and cased 10 gas wells (6.1 net) during the quarter.
- ▲ Cash flow from operations increased by 69% to $0.27 per share, from $0.16 per share in the previous quarter.
- ▲ Earnings improved to $0.06 per share from the net loss of $0.02 per share in the previous quarter.
- ▲ Commodity prices averaged $Cdn 68.12 per barrel for oil and $Cdn 9.62 per mcf for natural gas.
- ▲ Ordered an additional 1,000 hp of compression for the Wood River area to be commissioned in December 2005.

PROPOSED ACQUISITION OF ESPOIR EXPLORATION CORP.

On October 31, 2005 Rockyview announced that it had agreed to acquire all of the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") for a total consideration of $61.9 million, subject to a maximum payment of $8.325 million in cash and the issuance of 7,445,000 Rockyview shares.

Espoir has operations focused in two areas: Thunder in Central Alberta and Spirit River/Gordondale in the Peace River Arch. Both of these predominantly natural gas areas complement Rockyview's existing portfolio of assets and bring with them significant multizone exploration potential.

Upon closing the transaction in mid-January, Rockyview will have the following key operating and financial characteristics:

- ▲ Estimated production of approximately 2,300 boe per day, leveraged 94% to natural gas, after giving effect to production additions from Rockyview's 2005 capital program;
- ▲ A high quality drilling inventory of 130 gross (75 net) wells to be drilled during 2006 and 2007;
- ▲ No commodity price hedges in place, allowing full participation in a strong commodity price environment;
- ▲ Increased market capitalization resulting in enhanced liquidity and improved financial flexibility;
- ▲ Attractive balance sheet at closing with an estimated net debt of approximately 0.5 times projected 2006 cash flow; and
- ▲ Combined tax pools of approximately $69 million.

OPERATIONS

The Company commenced its shallow gas drilling program in mid-September, resulting in 10 (6.1 net) wells at Wood River, of which one (0.5 net) were in the Belly River formation and 9 (5.6 net) were Horsheshoe Canyon CBM wells. The entire capital program to the end of 2005 contemplates 43 (26 net) wells. Since September 30, 2005, Rockyview has drilled an additional 21 (12.4 net) wells, with the balance of 12 (7.5 net) wells to round out the 2005 drilling program. Rockyview has a drilling rig on contract for the balance of this season's program and into 2006.

An additional 1,000 horsepower of field compression has been ordered for Wood River and is scheduled to be installed by mid-December, thereby increasing the Company's existing output capacity. Rockyview is still estimating that year-end exit production should be approximately 1,400 boe per day, comprised of 8,000 mcf of gas and 67 bbl of oil and liquids.

OUTLOOK

Rockyview commenced operations in June with a solid production base and an inventory of over 168 (93 net) drilling locations, all of which targeted shallow gas. A successful third and fourth quarter drilling program has harvested the first phase of upside, which will see the Company drill 43 (26 net) wells by the end of the year.

Together with the drilling inventory expected to come from the Espoir acquisition (closing in early 2006), Rockyview plans to drill another 130 (75 net) gas wells during 2006 and 2007, with opportunities drawn from the lower risk shallow gas projects at Wood River, as well as from higher impact plays at Thunder and Gordondale/Spirit River. In total, Rockyview has identified capital projects amounting to $37 million on the combined land base, of which approximately $30 million will be spent in 2006. Financing for these initiatives will come from an estimated annual cash flow of $40-44 million.

For further information contact:

Rockyview Energy Inc.

Steve Cloutier, President & CEO
Alan MacDonald, Vice President, Finance & CFO
Tel: (403) 538-5000 Fax (403) 538-5050
Email: invest@rockyviewenergy.com

Reader Advisory

Financial Review & Operating Highlights

	Three months ended September 30, 2005	Period ended September 30, 2005
FINANCIAL ($)		
Revenue before royalties	5,711,873	6,202,088
Net income	742,413	711,076
Per share – basic	0.06	0.10
Per share – diluted	0.06	0.10
Cash flow from operations	3,225,343	3,436,476
Per share – basic	0.27	0.48
Per share – diluted	0.27	0.48
Total assets	55,550,814	55,550,814
Working capital	7,799,898	7,799,898
Capital asset acquisitions	–	39,864,559
Capital expenditures	2,204,072	2,230,393
Market		
Shares outstanding (Note 1)		
End of period	12,068,699	12,068,699
Weighted average – basic	12,068,699	7,086,852
Weighted average – diluted	12,152,698	7,170,851
OPERATIONS		
Average daily production (Note 2)		
Light crude oil (bbl/d)	42	42
NGLs (bbl/d)	34	35
Natural gas (mcf/d)	5,719	5,734
Total (boe/d)	1,029	1,032
Average wellhead prices		
Light crude oil ($/bbl)	68.12	67.96
NGLs ($/bbl)	58.78	58.21
Natural gas ($/mcf)	9.62	9.37
Average ($/boe)	58.15	56.78
Operating netback ($/boe)	40.21	39.09

Note:

1. Weighted average shares outstanding have been calculated based on the 172 days from date of incorporation.

2. Actual daily production volumes for the period ended September 30, 2005 reflect 102 days of production from commencement of operations on June 21, 2005.

Management's Discussion & Analysis

This management, discussion and analysis ("MD&A") was prepared as of November 7, 2005 and should be read in conjunction with the unaudited financial statements and notes for the three months ended September 30, 2005.

Basis of Presentation – Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated as 1163924 Alberta Inc. on April 12, 2005 under the Business Corporations Act (Alberta). The Company participated in the Plan of Arrangement ("Arrangement") entered into by APF Energy Trust, APF Energy Inc. and Rockyview Energy Inc. which resulted in Rockyview acquiring certain oil and assets formerly owned by APF Energy Inc.

Non-GAAP Measurements – The MD&A contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the statement of cash flow in the unaudited financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.

BOE Presentation – The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.

BASIS OF PRESENTATION

The Company commenced production on June 21, 2005. Accordingly, for operating results, the period ended September 30, 2005 reflects 102 days of production.

PRODUCTION

Average daily production volumes	Three months ended September 30, 2005	Period ended September 30, 2005
Light crude oil (bbl/d)	42	42
NGLs (bbl/d)	34	35
Natural gas (mcf/d)	5,719	5,734
Total (boe/d)	1,029	1,032

The Company's production remained relatively unchanged from the end of the second quarter despite the wet weather conditions experienced in Central Alberta during the third quarter. Production is split 7% light oil and NGLs and 93% natural gas.

PETROLEUM AND NATURAL GAS

	Three months ended September 30, 2005	Period ended September 30, 2005
Light crude oil sales	$ 260,118	$ 288,562
NGL sales	185,133	206,410
Natural gas sales	5,059,142	5,481,908
Royalty and other income	207,480	225,208
Gross oil and gas revenue	5,711,873	6,202,088
Per boe	$ 60.34	$ 58.92

The Company sells all of its gas into the spot market based on the Alberta AECO reference price. AECO averaged $9.30 per mcf in the third quarter of 2005. Crude oil prices are derived from the WTI average price and the $US exchange rate. For the three months ended September 30, 2005 the WTI oil price averaged $US 63.19 per bbl and the $US/$Cdn exchange rate averaged 1.2014 ($Cdn 0.832).

The average prices realized during the quarter by the Company were $68.12 per bbl for light crude oil, $58.78 per bbl for NGLs and $9.62 per mcf for natural gas.

ROYALTIES

	Three months ended September 30, 2005	Period ended September 30, 2005
Crown royalties	$ 765,177	$ 827,751
Freehold royalties	153,030	168,720
Overriding royalties	164,570	181,761
Total royalties	1,082,777	1,178,232
% of gross oil and gas revenue	19.0%	19.0%
Per boe	$ 11.44	$ 11.19

Royalties for the third quarter averaged 19.0% of oil and gas revenues, consistent with the prior quarter.

None of the Company's current production qualifies for the Alberta Royalty Tax Credit ("ARTC"). However, production from wells currently being drilled by Rockyview in Central Alberta will qualify for ARTC, thereby reducing the overall royalty rate.

OPERATING EXPENSES

	Three months ended September 30, 2005	Period ended September 30, 2005
Operating expense	$ 691,089	$ 766,343
Per boe	$ 7.30	$ 7.28

Operating expenses totalled $691,089 or $7.30 per boe for the three months ended September 30, 2005. During this first full quarter of operations, the Company conducted various workovers and facility maintenance programs aimed at increasing well production rates.

TRANSPORTATION COSTS

	Three months ended September 30, 2005	Period ended September 30, 2005
Transportation expense	$ 131,210	$ 143,291
Per boe	$ 1.39	$ 1.36

Transportation costs for the three months ended September 30, 2005 were $131,210, or $1.39 per boe and reflect pipeline tariffs and the cost of obtaining interruptible service.

OPERATING NETBACK

($ per boe)	Three months ended September 30, 2005	Period ended September 30, 2005
Revenues	$ 60.34	$ 58.92
Royalties	(11.44)	(11.19)
Operating expense	(7.30)	(7.28)
Transportation	(1.39)	(1.36)
Operating netback	$ 40.21	$ 39.09

The operating netback for the third quarter of 2005 was $40.21 per boe and reflects the high commodity prices received during the quarter.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30, 2005	Period ended September 30, 2005
General and administrative – gross	$ 526,446	$ 588,936
Overhead	(117,946)	(117,946)
Capitalized	(108,937)	(108,937)
General and administrative – net	$ 299,563	$ 362,053
Per boe	$ 3.16	$ 3.44

General and administrative expenses for the three months ended September 30, 2005 totalled $299,563 or $3.16 per boe. The Company capitalized $108,937 of general and administrative costs associated with its exploration and development program during the third quarter.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended September 30, 2005	Period ended September 30, 2005
Compensation expense	$ 136,413	$ 151,240
Per boe	$ 1.44	$ 1.44

For the period ended September 30, 2005 the Company had stock-based compensation of $136,413 or $1.44 per boe.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended September 30, 2005	Period ended September 30, 2005
Depletion, depreciation and accretion	$ 2,143,414	$ 2,414,986
Per boe	$ 22.64	$ 22.94

Depletion and depreciation for the quarter amounted to $2,127,204, while accretion of the asset retirement obligation for the quarter totalled $16,210.

INCOME TAXES

For the quarter ended September 30, 2005 the Company recorded a current income tax provision of $281,890 ($0.02 per share basic and diluted) and a future tax provision of $203,104 ($0.02 per share basic and diluted). Capital spending and resulting tax pool additions in the fourth quarter is expected to reduce the overall tax provision for 2005 and move the Company's tax horizon forward.

At September 30, 2005 the Company has tax pools of approximately $49.3 million that are available to shelter future taxable income.

CASH FLOW AND NET INCOME

Cash flow for the third quarter was $3,225,343 or $0.27 per share basic and diluted and reflects the strong commodity prices experienced during the quarter.

Net income for the third quarter was $742,413. Basic and diluted net income per share was $0.06.
Capital Expenditures

CAPITAL EXPENDITURES

In the third quarter of 2005, the Company drilled and cased 10 wells (6.1 net), resulting in 10 gas wells (6.1) net. Capital expenditures during the third quarter were as follows:

	Three months ended September 30, 2005	Period ended September 30, 2005
Property acquisitions	$ -	$ 39,864,559
Land and lease	160,252	171,470
Geological and geophysical	42,402	42,402
Drilling and completions	1,224,547	1,224,547
Equipment and facilities	452,330	467,433
Capitalized administrative	108,937	108,937
Office	215,604	215,604
Net capital expenditures	2,204,072	42,094,952

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005 the Company had an unutilized credit line of $13.5 million. In addition, the Company had positive working capital of $7.8 million, including cash of $8.3 million.

The Company will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On November 7, 2005 there were 12,034,452 common shares outstanding, 896,074 outstanding warrants and 827,502 unvested stock options with an average exercise price of $4.74 per share.

OUTLOOK

The Company's initial capital budget for 2005 is $13 million, with plans to drill 43 gas wells (26 net) in the greater Wood River area of central Alberta.

The Company has placed an order for an additional 1,000 hp of compression for the greater Wood River

area that is scheduled to be commissioned by the middle of December. With successful completion of tie-in activities and the installation of the above compression, the company expects to exit 2005 with production of approximately 1,400 boe per day.

On October 31, 2005 the Company announced that it had agreed to acquire all of the issued and outstanding shares of Espoir Exploration Corp ("Espoir)" for a total consideration of $61.9 million. The total consideration paid by the Company is subject to a maximum of $8.325 million in cash and 7.445 million Rockyview shares.

Forward Looking Statements*- Certain information regarding Rockyview Energy Inc. set forth in this document, including management's assessment of Rockyview Energy Inc.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Rockyview Energy Inc.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Rockyview Energy Inc.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Rockyview Energy Inc. will derive therefrom.*

Balance Sheet
(unaudited)

As at September 30		2005
ASSETS		
Current assets		
Cash	$	8,256,562
Accounts receivable		3,429,507
Other current assets		367,814
		12,053,883
Property, plant and equipment (notes 3 & 4)		39,705,048
Future income taxes (note 7)		3,791,883
	$	55,550,814
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$	4,253,985
Asset retirement obligations (note 5)		833,815
SHAREHOLDERS' EQUITY		
Share capital (note 6)		49,016,283
Warrants (note 6)		584,415
Contributed surplus (note 6)		151,240
Retained earnings		711,076
		50,463,014
	$	55,550,814

See accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steven Cloutier
Director

Statement of Operations
(unaudited)

	Three months ended September 30, 2005	April 12 to September 30, 2005
REVENUE		
Petroleum and natural gas	$ 5,711,873	$ 6,202,088
Royalties expense	(1,082,777)	(1,178,232)
	4,629,096	5,023,856
EXPENSES		
Operating	691,089	766,343
Transportation	131,210	143,291
General and administrative	299,563	362,053
Stock-based compensation (note 6)	136,413	151,240
Depletion, depreciation and accretion	2,143,414	2,414,986
	3,401,689	3,837,913
Net income before income taxes	1,227,407	1,185,943
Current income tax expense	281,890	315,694
Future income tax expense	203,104	159,173
Net income	742,413	711,076
Retained earnings (deficit), beginning of period	(31,337)	–
Retained earnings, end of period	$ 711,076	$ 711,076
Net income per share - basic and diluted (note 6)	$ 0.06	$ 0.10

See accompanying notes to financial statements

Statement of Cash Flows

(Unaudited)

	Three months ended September 30, 2005	April 12 to September 30, 2005
Cash flows from operating activities		
Net income	$ 742,413	$ 711,076
Items not affecting cash		
Depletion, depreciation and accretion	2,143,414	2,414,986
Stock-based compensation expense	136,413	151,240
Future income taxes	203,104	159,173
Cash flow from operations	3,225,344	3,436,475
Net change in non-cash working capital items	(495,891)	(736,629)
Net cash provided by operating activities	2,729,453	2,699,846
Cash flows from financing activities		
Issue of shares and warrants for cash, net of costs	(28,132)	7,859,220
Changes in non-cash working capital - financing items	(37,648)	–
Net cash provided by financing activities	(65,780)	7,859,220
Cash flows from investing activities		
Acquisition of oil and gas properties (notes 1 & 3)	–	(1,265,404)
Additions to property, plant and equipment	(2,204,072)	(2,230,393)
Changes in non-cash working capital - investing items	2,163,708	1,193,293
Net cash used in investing activities	(40,364)	(2,302,504)
Change in cash during the period	2,623,309	8,256,562
Cash and cash equivalents - beginning of period	$ 5,633,253	$ –
Cash and cash equivalents - end of period	$ 8,256,562	$ 8,256,562

See accompanying notes to financial statements

Notes To Financial Statements
September 30, 2005 (unaudited)

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005 under a Plan of Arrangement entered into by APF Energy Trust ("APF Trust"), APF Energy Inc ("APF"), 1163947 Alberta Inc. ("1163947") and Rockyview. Under the Arrangement, 1163947 acquired certain oil and gas properties from APF for a total cost of $49.66 million and then immediately amalgamated with Rockyview. The operations of the properties are included from June 21 to September 30, 2005.

On June 21, 2005 there was an Initial Private Placement ("Private Placement") of 1,826,484 units ("Units") at $4.38 per Unit to employees, contractors, officers and directors of Rockyview. Each Unit comprises one Rockyview share ("Shares") and one half of a Rockyview Warrant ("Warrant"), each Warrant entitling the holder to acquire one Share at an exercise price of $5.26, exercisable for two years and eight months from the closing of the Private Placement. The Private Placement is subject to a contractual holding period whereby one-third of the Shares can be sold eight months from closing of the Private Placement, an additional one-third sixteen months from the closing of the Private Placement and the balance two years from the closing of the Private Placement. The Warrants will be released on satisfaction of the following criteria: (i) over time with one-third releasable on the dates which are eight, sixteen and twenty-four months from the closing of the Private Placement; and (ii) the twenty day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranches are released.

As the former APF Trust unitholders are the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for based on the carrying value in APF.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment, and the provision for asset retirement obligation costs, are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be material.

Joint interests
A portion of the Company's exploration, development and production activities is conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, demand deposits, and investments in highly liquid money market instruments which are convertible to known amounts of cash in less than three months.

Financial instruments
The fair market value of cash and cash equivalents, receivables, other current assets, payables and bank debt approximate their carrying value. From time to time, the Company may use derivative financial instruments to manage exposure to fluctuations in commodity prices, foreign currency exchange rates and interest rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for speculative trading purposes.

The Company may enter into hedges to manage its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is deemed appropriate. Any derivative contracts, which qualify for hedges, are not recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transactions are recognized. Premiums paid or received are deferred and amortized to earnings over the term of the contract. The Company formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Company applies the fair value method of accounting by recording an asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period statement of income.

Property, plant and equipment
Petroleum and natural gas production equipment
The Company follows the full-cost method of accounting for its petroleum and natural gas properties and related facilities in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs relating to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition, geological and geophysical, drilling of productive and non-productive wells, production equipment and facilities, lease rentals on non producing properties, and overhead expenses directly related to exploration

and development activities. No indirect general and administration costs have been capitalized.

Gains or losses on the disposition of properties are not recognized unless the proceeds on disposition result in a change of 20% or more in the depletion rate.

Depletion and Depreciation

Capitalized costs, along with estimated future capital expenditures to be incurred in order to develop proved reserves, are depleted and depreciated on a unit-of-production basis using estimated proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Depreciation of furniture and office equipment is provided using the declining balance method at a rate of 25%.

Ceiling test

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from undiscounted future net cash flows based on proved reserves, which is determined by using forecasted future prices, plus unproved properties. If the carrying amount exceeds the ultimate recoverable amount, an impairment loss is recognized in net earnings. The impairment loss is limited to the amount by which the carrying amount exceeds: (i) the sum of the fair value of proved and probable reserves; and (ii) the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Asset retirement obligations

Estimated future costs relating to retirement obligations associated with oil and gas well sites and facilities are recognized as a liability at fair value. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related asset. These capitalized costs are amortized on a unit-of-production basis, consistent with depletion and depreciation. The liability is adjusted at each reporting period to reflect the passage of time, with the accretion charged to earnings and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

Future income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Revenue recognition

Revenue from the sale of oil and natural gas is recorded when title passes to an external party.

Stock-based compensation

The company follows the fair-value method of accounting for stock options granted to employees and directors. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options granted as stock-based compensation with a corresponding credit to contributed surplus. The consideration received by the Company on the exercise of share options is recorded as an increase to share capital, together with corresponding amounts previously recognized in contributed surplus. Forfeitures are accounted for as they occur, which could result in recoveries of the stock-based compensation cost.

Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated using the treasury stock method which assumes that any proceeds obtained on exercise of share options or other dilutive instruments would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

3. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Arrangement, APF transferred certain producing and non-producing undeveloped petroleum and natural gas properties to Rockyview. As the former APF Trust unitholders are the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for on a "continuity of interests" basis, resulting in the assets and liabilities being transferred at carrying value to Rockyview.

Net Assets Received		
Oil and natural gas assets and equipment	$	33,177,536
Undeveloped land		5,179,600
Seismic		1,507,423
Future income tax asset		3,901,057
Total assets transferred		43,765,616
Asset retirement obligation		(808,732)
Net assets transferred at carrying value		42,956,884

Consideration given		
Common shares issued (10,242,215 shares)	$	41,691,479
Cash		1,265,405
	$	42,956,884

4. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2005
Petroleum and natural gas properties	$ 42,102,078
Accumulated depletion and depreciation	2,397,030
Net book value	$ 39,705,048

During the period, the Company capitalized $108,937 of general and administrative expenses related to development activities. As at September 30, 2005 the depletion calculation excluded unproved properties of $6.69 million.

5. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on the Company's net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods. The total undiscounted amount of estimated cash flows required to settle the obligation is $5.6 million, which will be incurred between 2005 and 2047. A credit adjusted risk-free rate of eight percent and an inflation rate of one and one half percent was used to calculate the present value of the asset retirement obligation.

The following table presents the reconciliation of the beginning and ending aggregate asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended September 30, 2005	Period ended September 30, 2005
Balance, beginning of period	$ 810,478	$ –
Transfer of liability through Plan of Arrangement	–	808,732
Liabilities incurred	7,127	7,127
Liabilities settled	–	–
Accretion expense	16,210	17,956
Balance, end of period	$ 833,815	$ 833,815

6. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued:

Common shares:

	Number	Amount
Issued pursuant to Plan of Arrangement (ii)	10,242,215	$ 41,691,479
Issued pursuant to private placement for cash (iii)	1,826,484	7,415,585
Share issue costs, net of tax		(90,781)
Balance at September 30, 2005	12,068,699	$ 49,016,283

Warrants:

Issued pursuant to private placement (iii)	913,149	$ 584,415

(i) Rockyview Energy Inc. was incorporated as 1163924 Alberta Inc. on April 12, 2005 and on April 28, 2005 changed its name to Rockyview Energy Inc.

(ii) On June 21, 2005 pursuant to the Plan of Arrangement, 10,242,215 Common shares were issued to former unitholders of APF Trust.

(iii) On June 21, 2005 prior to completion of the Plan of Arrangement, there was an Initial Private Placement ("Private Placement") of 1,826,484 units by certain employees, contractors and directors of Rockyview and by certain other placees. Each unit is comprised of one Rockyview Share and one half of a Rockyview Warrant. Each whole Rockyview Warrant will entitle the holder to acquire one Rockyview Share at an exercise price of $5.26. All of the Rockyview Shares and Rockyview Warrants issued pursuant to the Private Placement will be subject to a contractual escrow arrangement. The shares vest evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement. The Rockyview Warrants will be released on satisfaction of the following two criteria: (i) over time with the warrants vesting evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement; and (ii) the twenty day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranche are released.

(c) Stock Options

Pursuant to the Arrangement, the Company established a stock option plan ("Plan"). Under the Plan, options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over three years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity through to September 30, 2005:

	Number of options	Weighted average exercise price
Balance - beginning of period	–	–
Granted	922,502	$ 4.74

(d) Stock Based Compensation

The Company accounts for its stock based compensation plan using the fair value method. Under this method the fair value is calculated and a compensation cost is charged over the vesting period of the options granted with a corresponding increase to contributed surplus. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each option granted was estimated based on the following weighted average assumptions:

	September 30, 2005
Risk free interest rate	3.10%
Expected life	3
Expected volatility	51%
Fair value of options granted	$ 1.76

	Three months ended September 30, 2005	Period ended September 30, 2005
Balance, beginning of period	$ 14,827	$ –
Compensation expense	136,413	151,240
Balance, end of period	$ 151,240	$ 151,240

(e) **Earnings per share**

The following table summarizes the common shares used in calculating net income per share:

Weighted Average Common Shares	Three months ended September 30, 2005	Period ended September 30, 2005
Basic	12,068,699	7,086,852
Diluted	12,152,698	7,170,851

7. TAXES

As at September 30, 2005 the Company has tax pools of approximately $49.3 million that are available to shelter future taxable income. The Company has recognized a future tax asset of $3.8 million, reflecting the difference between the tax pools and the net book value of the assets accounted for under the Arrangement.

8. BANK LOAN

The Company has a $13.5 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. The credit facility is collateralized by a fixed and floating charge debenture on the assets of the company. The borrowing base is subject to a semi-annual review by the bank.

9. SUBSEQUENT EVENT

On October 31, 2005 the Company announced that it had entered into an agreement to acquire Espoir Exploration Corp. ("Espoir") for a total consideration of $61.9 million. The total consideration is subject to a maximum of $8.325 million in cash and 7.445 million Rockyview shares.

Exemption 82-34899

Management's Discussion & Analysis

This management, discussion and analysis ("MD&A") was prepared as of November 7, 2005 and should be read in conjunction with the unaudited financial statements and notes for the three months ended September 30, 2005.

Basis of Presentation *– Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated as 1163924 Alberta Inc. on April 12, 2005 under the Business Corporations Act (Alberta). The Company participated in the Plan of Arrangement ("Arrangement") entered into by APF Energy Trust, APF Energy Inc. and Rockyview Energy Inc. which resulted in Rockyview acquiring certain oil and assets formerly owned by APF Energy Inc.*

Non-GAAP Measurements *– The MD&A contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the statement of cash flow in the unaudited financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.*

BOE Presentation *– The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

BASIS OF PRESENTATION

The Company commenced production on June 21, 2005. Accordingly, for operating results, the period ended September 30, 2005 reflects 102 days of production.

PRODUCTION

Average daily production volumes	Three months ended September 30, 2005	Period ended September 30, 2005
Light crude oil (bbl/d)	42	42
NGLs (bbl/d)	34	35
Natural gas (mcf/d)	5,719	5,734
Total (boe/d)	1,029	1,032

The Company's production remained relatively unchanged from the end of the second quarter despite the wet weather conditions experienced in Central Alberta during the third quarter. Production is split 7% light oil and NGLs and 93% natural gas.

PETROLEUM AND NATURAL GAS

	Three months ended September 30, 2005	Period ended September 30, 2005
Light crude oil sales	$ 260,118	$ 288,562
NGL sales	185,133	206,410
Natural gas sales	5,059,142	5,481,908
Royalty and other income	207,480	225,208
Gross oil and gas revenue	$ 5,711,873	$ 6,202,088
Per boe	$ 60.34	$ 58.92

The Company sells all of its gas into the spot market based on the Alberta AECO reference price. AECO averaged $9.30 per mcf in the third quarter of 2005. Crude oil prices are derived from the WTI average price and the $US exchange rate. For the three months ended September 30, 2005 the WTI oil price averaged $US 63.19 per bbl and the $US/$Cdn exchange rate averaged 1.2014 ($Cdn 0.832).

The average prices realized during the quarter by the Company were $68.12 per bbl for light crude oil, $58.78 per bbl for NGLs and $9.62 per mcf for natural gas.

ROYALTIES

	Three months ended September 30, 2005	Period ended September 30, 2005
Crown royalties	$ 765,177	$ 827,751
Freehold royalties	153,030	168,720
Overriding royalties	164,570	181,761
Total royalties	$ 1,082,777	$ 1,178,232
% of gross oil and gas revenue	19.0%	19.0%
Per boe	$ 11.44	$ 11.19

Royalties for the third quarter averaged 19.0% of oil and gas revenues, consistent with the prior quarter.

None of the Company's current production qualifies for the Alberta Royalty Tax Credit ("ARTC"). However, production from wells currently being drilled by Rockyview in Central Alberta will qualify for ARTC, thereby reducing the overall royalty rate.

OPERATING EXPENSES

	Three months ended September 30, 2005	Period ended September 30, 2005
Operating expense	$ 691,089	$ 766,343
Per boe	$ 7.30	$ 7.28

Operating expenses totalled $691,089 or $7.30 per boe for the three months ended September 30, 2005. During this first full quarter of operations, the Company conducted various workovers and facility maintenance programs aimed at increasing well production rates.

TRANSPORTATION COSTS

	Three months ended September 30, 2005	Period ended September 30, 2005
Transportation expense	$ 131,210	$ 143,291
Per boe	$ 1.39	$ 1.36

Transportation costs for the three months ended September 30, 2005 were $131,210, or $1.39 per boe and reflect pipeline tariffs and the cost of obtaining interruptible service.

OPERATING NETBACK

($ per boe)	Three months ended September 30, 2005	Period ended September 30, 2005
Revenues	$ 60.34	$ 58.92
Royalties	(11.44)	(11.19)
Operating expense	(7.30)	(7.28)
Transportation	(1.39)	(1.36)
Operating netback	$ 40.21	$ 39.09

The operating netback for the third quarter of 2005 was $40.21 per boe and reflects the high commodity prices received during the quarter.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30, 2005	Period ended September 30, 2005
General and administrative - gross	$ 526,446	$ 588,936
Overhead recoveries	(117,946)	(117,946)
Capitalized	(108,937)	(108,937)
General and administrative - net	$ 299,563	$ 362,053
Per boe	$ 3.16	$ 3.44

General and administrative expenses for the three months ended September 30, 2005 totalled $299,563 or $3.16 per boe. The Company capitalized $108,937 of general and administrative costs associated with its exploration and development program during the third quarter.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended September 30, 2005	Period ended September 30, 2005
Compensation expense	$ 136,413	$ 151,240
Per boe	$ 1.44	$ 1.44

For the period ended September 30, 2005 the Company had stock-based compensation of $136,413 or $1.44 per boe.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended September 30, 2005	Period ended September 30, 2005
Depletion, depreciation and accretion	$ 2,143,414	$ 2,414,986
Per boe	$ 22.64	$ 22.94

Depletion and depreciation for the quarter amounted to $2,127,204, while accretion of the asset retirement obligation for the quarter totalled $16,210.

INCOME TAXES

For the quarter ended September 30, 2005 the Company recorded a current income tax provision of $281,890 ($0.02 per share basic and diluted) and a future tax provision of $203,104 ($0.02 per share basic and diluted). Capital spending and resulting tax pool additions in the fourth quarter is expected to reduce the overall tax provision for 2005 and move the Company's tax horizon forward.

At September 30, 2005 the Company has tax pools of approximately $49.3 million that are available to shelter future taxable income.

CASH FLOW AND NET INCOME

Cash flow for the third quarter was $3,225,343 or $0.27 per share basic and diluted and reflects the strong commodity prices experienced during the quarter.

Net income for the third quarter was $742,413. Basic and diluted net income per share was $0.06.

CAPITAL EXPENDITURES

In the third quarter of 2005, the Company drilled and cased 10 wells (6.1 net), resulting in 10 gas wells (6.1 net). Capital expenditures during the third quarter were as follows:

	Three months ended September 30, 2005	Period ended September 30, 2005
Property acquisitions	$ –	$ 39,864,559
Land and lease	160,252	171,470
Geological and geophysical	42,402	42,402
Drilling and completions	1,224,547	1,224,547
Equipment and facilities	452,330	467,433
Capitalized administrative	108,937	108,937
Office	215,604	215,604
Net capital expenditures	$ 2,204,072	$ 42,094,952

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005 the Company had an unutilized credit line of $13.5 million. In addition, the Company had positive working capital of $7.8 million, including cash of $8.3 million.

The Company will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On November 7, 2005 there were 12,034,452 common shares outstanding, 896,074 outstanding warrants and 827,502 unvested stock options with an average exercise price of $4.74 per share.

OUTLOOK

The Company's initial capital budget for 2005 is $13 million, with plans to drill 43 gas wells (26 net) in the greater Wood River area of central Alberta.

The Company has placed an order for an additional 1,000 hp of compression for the greater Wood River area that is scheduled to be commissioned by the middle of December. With successful completion of tie-in activities and the installation of the above compression, the company expects to exit 2005 with production of approximately 1,400 boe per day.

On October 31, 2005 the Company announced that it had agreed to acquire all of the issued and outstanding shares of Espoir Exploration Corp ("Espoir)" for a total consideration of $61.9 million. The total consideration paid by the Company is subject to a maximum of $8.325 million in cash and 7.445 million Rockyview shares.

Forward Looking Statements- Certain information regarding Rockyview Energy Inc. set forth in this document, including management's assessment of Rockyview Energy Inc.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Rockyview Energy Inc.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Rockyview Energy Inc.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Rockyview Energy Inc. will derive therefrom.

Exemption 82-34899

ARRANGEMENT AGREEMENT

between

ROCKYVIEW ENERGY INC.

and

ESPOIR EXPLORATION CORP.

Dated the 31st day of October, 2005

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 31st day of October, 2005

BETWEEN:

ROCKYVIEW ENERGY INC., a corporation existing under the *Business Corporations Act* (Alberta) ("**Rockyview**")

- and -

ESPOIR EXPLORATION CORP., a corporation existing under the *Business Corporations Act* (Alberta) ("**Espoir**")

WITNESSES THAT:

WHEREAS Rockyview and Espoir propose to effect a business combination to combine the business and assets of Espoir with those of Rockyview;

AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the *Business Corporations Act* (Alberta);

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULE

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meaning ascribed to such capitalized word or term below:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9 as from time to time amended or re-enacted;

(b) "**Acquisition Proposal**" means with respect to Espoir, any inquiry or the making of any proposal to Espoir or the Espoir Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Espoir or the Espoir Shareholders of any securities of Espoir or its subsidiaries (other than on exercise of currently outstanding Espoir Options); (ii) any acquisition of a significant amount of the assets of Espoir or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Espoir or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or

income fund or similar transaction involving Espoir or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Rockyview under this Agreement or the Arrangement;

(c) "**affiliate**" has the meaning set forth in the ABCA;

(d) "**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this arrangement agreement, as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

(e) "**Agreement in Principle**" means the letter of intent dated October 28, 2005 between Rockyview and Espoir in respect of the Arrangement;

(f) "**Arrangement**" means the arrangement under the provisions of section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or at the direction of the Court in the Final Order;

(g) "**Articles of Arrangement**" means articles of arrangement in respect of the Arrangement required by the ABCA to be filed by the Registrar after the Final Order is made;

(h) "**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

(i) "**Canadian GAAP**" means generally accepted accounting principles in Canada;

(j) "**Certificate**" means the certificate giving effect to the Arrangement issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(k) "**Confidentiality Agreement**" means the confidentiality agreement entered into by Espoir and Rockyview dated October 12, 2005;

(l) "**Court**" means the Court of Queen's Bench of Alberta;

(m) "**Disclosed Information**" means all information disclosed pursuant to the Confidentiality Agreement prior to the date hereof and the Public Record;

(n) "**Effective Date**" means the date Articles of Arrangement are filed with the Registrar;

(o) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(p) "**Espoir**" means Espoir Exploration Corp., a corporation incorporated under the laws of Alberta;

(q) "**Espoir A Shares**" means the class A shares which Espoir is authorized to issue as constituted on the date hereof;

(r) "**Espoir B Shares**" means the class B shares which Espoir is authorized to issue as constituted on the date hereof;

(s) **"Espoir Governing Documents"** means the Restated Articles of Espoir, as amended to the date hereof and the By-laws of Espoir;

(t) **"Espoir Meeting"** means the special meeting, including any adjournments or postponements thereof, of the Espoir Shareholders to be held, among other things, to consider, and if deemed advisable, to approve the Arrangement;

(u) **"Espoir Options"** means the options to purchase Espoir A Shares outstanding under the Espoir Share Option Plan;

(v) **"Espoir Severance Obligations"** means obligations or liabilities of Espoir to pay any amount to its officers, directors or employees, other than for salary, bonuses under existing bonus arrangements and directors' fees payable in the ordinary course of the business of Espoir, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Espoir Severance Obligations shall include the obligations of Espoir with respect to any severance or termination payments which Espoir is or may become liable to make to its officers, employees or contractors after the date of this Agreement;

(w) **"Espoir Share Option Plan"** means that stock option plan adopted by Espoir, as amended;

(x) **"Espoir Shareholders"** means the holders of Espoir Shares at the applicable time;

(y) **"Espoir Shares"** means the Espoir A Shares and the Espoir B Shares;

(z) **"Final Order"** means the order of the Court, as such order may be amended at any time prior to the Effective Date, pursuant to subsection 193(9) of the ABCA approving the Arrangement or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(aa) **"Governing Documents"** means either the Rockyview Governing Documents, or the Espoir Governing Documents as the case may be;

(bb) **"Governmental Entity"** means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(cc) **"Information Circular"** means the management information circular to be prepared by Espoir for the Espoir Meeting;

(dd) **"Interim Order"** means the interim order of the Court, as such order may be amended, pursuant to subsection 193(4) of the ABCA made in connection with the Arrangement;

(ee) **"in writing"** means written information including documents, files, records, books and other materials made available, delivered or produced to a party hereto by or on behalf of another party hereto in the course of the former's due diligence review of the latter;

(ff) **"Law"** means any law, by-law, rule, regulation, order, ordinance, protocol, code, guideline, policy, notice, direction and judgement or other requirement of any Governmental Entity;

(gg) **"Lock-Up Agreements"** means the lock-up agreements to be entered into by each of the directors and officers of Espoir as holders of Espoir Shares, representing not less than 23% of the outstanding Espoir A Shares and 1.9% of the Espoir B Shares at the date hereof, on an undiluted basis, in the form attached hereto as Schedule B, pursuant to which such Espoir Shareholders agree to irrevocably vote the Espoir Shares owned or controlled by them in favour of the Arrangement and all other matters to be considered at the Espoir Meeting;

(hh) **"Material Adverse Change"** means, in respect of either Rockyview or Espoir, as the case may be, any change in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, leases, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of such party or any subsidiary, which is materially adverse to the business of such party and its subsidiaries (considered as a whole), other than a change (i) that arises out of a matter that has been publicly disclosed or otherwise disclosed in writing by a party to the other prior to the date hereof; (ii) that results from conditions affecting the oil and gas industry generally; (iii) that results from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that is consented to by the other party hereto or results from any matter consented to by the other party hereto;

(ii) **"Material Adverse Effect"**, in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Rockyview or Espoir, as the case may be, and their respective subsidiaries (considered as a whole); provided that a Material Adverse Effect shall not include an adverse effect resulting from a change (i) that arises out of a matter that has been publicly disclosed or otherwise disclosed in writing by a party to the other; (ii) that results from conditions affecting the oil and gas industry generally; or (iii) that results from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that is consented to by the other party hereto or results from any matter consented to by the other party hereto;

(jj) **"Net Debt"**, as at any date, means the aggregate long term debt, less working capital surplus or plus working capital deficiency, as the case may be, of Rockyview or Espoir, as the case may be, as at such date, calculated in accordance with Canadian GAAP;

(kk) **"Plan of Arrangement"** means a plan of arrangement substantially in the form and content of the plan of arrangement attached as Schedule A hereto and any amendment or variation thereto made in accordance with section 6.1 of the Plan of Arrangement or Sections 9.1 and 9.2 of this Agreement;

(ll) **"Public Record"** means all documents or information filed by or on behalf of either party, in compliance with or intended compliance with applicable Laws and which are accessible by a member of the general public through the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators;

(mm) **"Registrar"** means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

(nn) **"Returns"** shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(oo) **"Rockyview"** means Rockyview Energy Inc., a corporation amalgamated under the ABCA;

(pp) **"Rockyview Governing Documents"** means the Articles of Amalgamation of Rockyview, as amended to the date hereof and the By-laws of Rockyview;

(qq) **"Rockyview Options"** means the options to purchase Rockyview Shares outstanding under the Rockyview Share Option Plan or its predecessor;

(rr) **"Rockyview Share Option Plan"** means the stock option plan adopted by Rockyview, as amended;

(ss) **"Rockyview Shareholders"** means the holders of Rockyview Shares at the applicable time;

(tt) **"Rockyview Shares"** means the common shares which Rockyview is authorized to issue as constituted on the date hereof;

(uu) **"Rockyview Warrants"** means the 896,074 warrants, each warrant exercisable for the purchase of one (1) Rockyview Share on or before February 21, 2008 at $5.26 per Rockyview Share;

(vv) **"Securities Authorities"** means the Alberta Securities Commission and the other applicable securities regulatory authorities in Canada collectively;

(ww) **"subsidiary"** has the meaning set forth in the ABCA;

(xx) **"Superior Proposal"** means an unsolicited *bona fide* written Acquisition Proposal that, if consummated in accordance with the terms thereof, would result in a transaction more favourable from a financial point of view to the Espoir Shareholders than the Arrangement;

(yy) **"Swaps"** means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(zz) **"Taxes"** shall mean, with respect to any person, all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;

(aaa) **"TSX"** means the Toronto Stock Exchange; and

(bbb) **"TSXV"** means the TSX Venture Exchange.

In addition, words and phrases used but not otherwise defined herein and defined in the ABCA shall have the same meaning herein as in the ABCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, Subsections, Paragraphs and Subparagraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3 Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing a person or persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute, regulation or rule in force from time to time and any statute or regulation that supplements or supersedes such statute, regulation or rule.

1.6 Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.7 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which approximates as much as possible the invalid or unenforceable provision which it replaces.

1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.9 Knowledge

Where the phrase "to the best of the knowledge" is used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon the collective knowledge of the senior officers of the party making the representation and warranty after having conducted an actual investigation as to the subject matter relating thereto, with the level of such investigation in each case being that of a reasonably prudent person investigating a material consideration in the context of a material transaction, and the use of such phrase herein shall constitute a representation and warranty by the party making the representation and warranty in each case that such investigation has been actually made.

1.10 Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Form of Lock-Up Agreement

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

Rockyview and Espoir agree to combine their assets and business by way of arrangement pursuant to section 193 of the ABCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement. Upon the closing of the Arrangement, holders of:

(a) Espoir B Shares shall receive 3.1348 Espoir A Shares for each Espoir B Share; and

(b) at their option, Espoir A Shares shall receive 0.5148 Rockyview Shares or $3.19 for each Espoir A Share held, subject to a maximum of 7,445,000 Rockyview Shares and $8.325 million cash.

2.2 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.3 Consultation

Rockyview and Espoir agree to consult with each other prior to issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement or making

any filing with any federal, provincial or state governmental or regulatory agency or with any stock exchange with respect thereto. Each of Rockyview and Espoir shall use its commercially reasonable efforts to enable the other of them to review and comment on all such press releases and filings prior to the release thereof. Rockyview and Espoir agree to issue a joint press release with respect to this Agreement as soon as practicable after the execution hereof but in any event no later than 7:30 a.m. (Calgary time) on October 31, 2005, in a form acceptable to each of them.

2.4 Court Proceedings

As soon as is reasonably practicable after the execution of this Agreement, Rockyview and Espoir shall apply to the Court pursuant to section 193 of the ABCA for an order approving the Arrangement and, in connection with such application, Rockyview and Espoir shall:

(a) file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide for, among other things, the calling and holding of the Espoir Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b) subject to obtaining the approvals contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all actions and steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

The notice of motion for the application referred to in this Section shall be satisfactory to each of Rockyview and Espoir, acting reasonably, and shall request that the Interim Order provide, among other things:

(c) for the persons to whom notice is to be provided in respect of the Arrangement and the Espoir Meeting and for the manner in which such notice is to be provided; and

(d) that the requisite approval of the Espoir Shareholders for the Arrangement shall be two-thirds of the votes cast thereon by the holders of each of the Espoir A Shares and the Espoir B Shares present in person or represented by proxy at the Espoir Meeting.

2.5 Pre-closing

Unless this Agreement is terminated pursuant to the provisions hereof, Rockyview and Espoir shall meet at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta at 10:00 a.m. on the day immediately prior to the Espoir Meeting or at such other time or on such other date at they may mutually agree upon and each of them shall then table the documents required to be delivered by such party hereunder to complete the transaction contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective.

2.6 Articles of Arrangement

Subject to the rights of termination contained in Article 9 hereof, upon the Espoir Shareholders approving the Arrangement in accordance with the Interim Order, the Final Order being issued and the other conditions contained in Article 8 hereof being complied with or waived, Espoir shall file Articles of Arrangement, in duplicate, with the Registrar together with such other documents as may be required in order to effect the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF ESPOIR

Espoir hereby represents and warrants to Rockyview as follows and acknowledges that Rockyview is relying upon such representations and warranties in connection with the entering into of this Agreement and performance of its obligations hereunder.

3.1 Organization and Qualification

Espoir is a corporation duly incorporated and validly existing under the laws of Alberta and has the requisite corporate power and authority to carry on business as it is now being conducted. Espoir is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect.

3.2 Authority Relative to this Agreement

Subject to receipt of the approval of the holders of Espoir A Shares and Espoir B Shares to the Arrangement, Espoir has the requisite corporate authority to enter into this Agreement and to carry out its respective obligations hereunder. The execution and delivery of this Agreement and the consummation by Espoir of the transactions contemplated hereby have been duly authorized by the board of directors of Espoir and no other corporate proceedings or other third party consents on the part of Espoir are or will be necessary to authorize the performance of its obligations under this Agreement (except for obtaining shareholder approval in respect of the Arrangement) and the completion of the transactions contemplated hereby other than the consent of Espoir's bankers, if required, and such other regulatory approvals as may be required. This Agreement has been duly executed and delivered by Espoir and constitutes a legal, valid and binding obligation of Espoir enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity.

3.3 No Violations

(a) The execution and delivery of and the performance of and compliance with the terms of this Agreement and the performance of any of the transactions contemplated hereby by Espoir does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any term or provision of the Espoir Governing Documents or, subject to Espoir's banker's consent to the Arrangement, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Espoir is a party or by which Espoir is bound, or any law, judgement, decree, order, statute, rule or regulation applicable to Espoir, which default or breach might reasonably be expected to have a Material Adverse Effect on Espoir or the ability of Espoir to complete the transactions contemplated hereby.

(b) There is no legal impediment to Espoir's consummation of the transactions contemplated by this Agreement and no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required by Espoir in connection with the transactions contemplated hereby, except for (i) consents or approvals required by the Interim Order or the Final Order, and such other regulatory approvals as may be required (ii) filings with the Registrar under the ABCA and filings with and approvals required by Securities Authorities and stock exchanges, (iii) any other consent, waiver, permit, order or approval referred to in Section 8.1 hereof and (iv) such filings or registrations which, if not made, or such authorizations,

consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Espoir to consummate the transactions contemplated hereby.

3.4 Capitalization of Espoir

As of the date hereof, the authorized share capital of Espoir consists of an unlimited number of Espoir A Shares, an unlimited number of Espoir B Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, 14,455,090 Espoir A Shares, 832,500 Espoir B Shares and no preferred shares are issued and outstanding. As of the date hereof, Espoir Options to acquire an aggregate of 1,362,166 Espoir A Shares have been granted. Other than pursuant to this Agreement, on conversion of Espoir B Shares and except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Espoir of any shares of Espoir or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire Espoir Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Espoir. All outstanding Espoir Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Espoir A Shares issuable upon exercise of outstanding Espoir Options in accordance with their terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

3.5 No Material Adverse Change or Other Matters

Other than as disclosed in the Disclosed Information, Espoir has (i) since December 31, 2004, not amended its articles, bylaws or other governing documents: (ii) not disposed of any property or assets out of the ordinary course of business; (iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice; (iv) not suffered any Material Adverse Change or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change thereto; (v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; (vi) maintained in effect salary and other compensation levels in accordance with its then existing salary administration program; (vii) not entered into any agreements, whether in writing or verbal, providing for payments to be made to any employees, consultants, officers or directors of Espoir in respect of loss of office or loss of employment in connection with the transactions contemplated hereby; or (viii) not entered into any agreement or transactions with any director, officer, employee, consultant or any party not at arm's length with Espoir.

3.6 Board Determination

The board of directors of Espoir, following consultation with its financial advisors, has determined that the Arrangement is fair to the holders of the Espoir Shares, that the Arrangement is in the best interests of Espoir and the holders of the Espoir Shares, has unanimously approved (with A. Scott Dawson abstaining) the Arrangement and the entering into of this Agreement and will unanimously recommend (with A. Scott Dawson abstaining) that holders of Espoir Shares vote in favour of the Arrangement.

3.7 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of Espoir as at and for the period ended December 31, 2004 or as set forth or included in the Disclosed Information, and (b)

for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice or (ii) pursuant to the terms of this Agreement, Espoir has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on a balance sheet of Espoir) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

3.8 Espoir Severance Obligations

There are no Espoir Severance Obligations other than amounts not exceeding $600,000.

3.9 Brokerage Fees

Espoir has not retained nor will it retain, without Rockyview's written consent not to be unreasonably withheld, any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that GMP Securities Ltd. has been retained by Espoir as financial advisors and to provide a fairness opinion in accordance with the terms of their engagement as disclosed to Rockyview.

3.10 Financial Statements

Espoir's audited financial statements as at and for the period ended December 31, 2004 have been prepared in accordance with Canadian GAAP and to the best of the knowledge of Espoir, its unaudited financial statements as at and for the period ended June 30, 2005, have been prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Espoir's independent auditors, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present the financial position, results of operations and changes in financial position of Espoir as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited financial statements, to year-end audit adjustments in accordance with Canadian GAAP).

3.11 Reserve Reports

Espoir has made available to Gilbert Lausten Jung Associates Ltd. prior to the issuance of their report effective October 1, 2005, all information material to an adequate determination of oil and gas reserves none of which information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) and Espoir has no knowledge of any Material Adverse Change to the oil and gas reserves of Espoir since the effective date of such report.

3.12 Defects

Espoir is not aware of any defects, failures or impairments in the title of Espoir to its oil and gas properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened whether or not discovered by any third party, which in the aggregate would have a Material Adverse Effect.

3.13 Subsidiaries

Except for Espoir Acquisition Corp., Espoir has no direct or indirect, wholly-owned or partially-owned subsidiaries. Espoir Acquisition Corp. has never carried on active business.

3.14 Compliance with Law

Espoir has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, give rise to a Material Adverse Effect or materially affect the ability of Espoir to perform its material obligations hereunder.

3.15 Material Agreements

All agreements, permits, licenses, approvals, certificates or other rights or authorizations material to the conduct of Espoir's business are valid and subsisting and Espoir is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations except where a failure to hold such licenses or the result of any such default would not have a Material Adverse Effect or materially effect or delay the ability Espoir to perform its material obligations hereunder.

3.16 Employment Agreements

Except as set out in the Disclosed Information, Espoir is not a party to any written employment or consulting agreement or any verbal employment or consulting agreement which cannot be terminated without cause upon giving such notice as may be required by law and without the payment of any additional amount or any written agreement that provides for a payment by Espoir on a change of control of Espoir or severance of employment and Espoir agrees not to amend the terms and conditions of any of the foregoing agreements that were set forth or included in the Disclosed Information.

3.17 Employee Benefit Plans

Except as set out in the Disclosed Information, Espoir does not have any employee benefit plans, other than the Espoir Share Option Plan, health, dental, vision and short and long term disability plans of general application, and has made no promises with respect to increased benefits under such plans.

3.18 Books and Records

The corporate records and minute books of Espoir have been maintained in accordance with all applicable statutory requirements and are complete and up to date in all material respects.

3.19 Reporting Issuer Status

Espoir is a "reporting issuer" or the equivalent under securities laws of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and to the best of the knowledge of Espoir, is not in default of its obligations as a reporting issuer in such jurisdictions and the Espoir Shares are listed and trade on the TSXV and Espoir is in compliance with all rules, regulations and by-laws of the TSXV.

3.20 Public Disclosure

To the best of the knowledge of Espoir, all documents or information sent by or on behalf of Espoir to holders of Espoir Shares or otherwise filed with regulatory authorities in Canada did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and no material change has occurred in relation to Espoir which is not disclosed in the Public Record. Espoir has not filed any confidential material change reports which continue to be confidential. Espoir is in compliance with the filing and certification requirements of each of National Instrument 51-102 (Continuous Disclosure Obligations) and Multilateral Instrument 52-109 (Certificate of Disclosure in Issuers' Annual and Interim Filings).

3.21 No Orders

No securities commission or similar regulatory authority, or stock exchange, in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Espoir, no such proceeding is, to the knowledge of Espoir, pending, contemplated or threatened and Espoir is not in default of any requirement of any securities laws, rules or policies applicable to Espoir or its securities.

3.22 Disclosure to Rockyview

The data and information in respect of Espoir and its respective businesses and operations provided by Espoir to Rockyview was and is accurate and correct in all material respects as of the respective dates thereof and Espoir has not omitted to provide to Rockyview any material information necessary in order for any information provided by Espoir to Rockyview not to be misleading in any material way.

3.23 Litigation

There are no actions, suits or proceedings pending, or to the knowledge of Espoir, threatened against Espoir before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgement against Espoir and, to the best of knowledge Espoir, there are no grounds upon which any such action, suits or proceedings may be commenced with reasonable likelihood of success.

3.24 Environmental

Except as set forth or included in the Disclosed Information:

(a) Espoir is not aware of, and has not received, and is not aware of any circumstances which could lead to:

(i) any order or directive that relates to environmental matters and that requires any material work, repairs, construction or capital expenditures that is still outstanding; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety laws applicable to Espoir or any of its subsidiaries, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants that is still outstanding;

(b) Espoir and its subsidiary have not received notice of and is not aware of any material environmental liabilities related to its assets, other than obligations in the ordinary course of business to abandon wells when they have ceased to be productive, remove production equipment when such equipment is no longer being used and restore and reclaim the surface sites thereof;

(c) all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary to be held by Espoir or, to the best of the knowledge of Espoir, any third party for the ownership, operation, development, maintenance, or use of any of the assets of Espoir have been obtained and maintained in effect;

(d) Espoir and its subsidiary, and their respective assets and the ownership, operation, development, maintenance and use of assets are in material compliance with all environmental laws and with all material terms and conditions of all Environmental Permits; and

(e) there are no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Espoir or its subsidiary or in which Espoir or its subsidiary have an interest or over which Espoir or its subsidiary have control, except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect.

3.25 Lease and Royalty Obligations

Espoir has paid all lease and royalty obligations due in respect of its material properties and is not in default in any material respect of its obligations under any lease or other document evidencing title to any of its material properties except where the failure to make such payments or any such default would not have a Material Adverse Effect.

3.26 Operations

Any and all operations of Espoir and, to the best of the knowledge of Espoir, any and all operations by third parties, on or in respect of the assets and properties of Espoir, have been conducted in accordance with good oilfield practices.

3.27 Operating Limitations

Espoir is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, transfer or move any of its assets or operations, where such covenant would have a Material Adverse Effect on the business of Espoir.

3.28 Tax Matters

(a) All Returns required to be filed by or on behalf of Espoir or any of its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Espoir or any of its subsidiaries with respect to items or periods covered by such Returns.

(b) For all periods covered by the filed tax Returns disclosed in the Disclosed Information, Rockyview has been furnished by Espoir with true and complete copies of (i) the relevant

portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Espoir or on behalf of Espoir relating to Taxes and, (ii) all federal, provincial, state, local or foreign income or franchise tax Returns for Espoir.

(c) No material deficiencies exist or have been asserted with respect to Taxes of Espoir. Espoir is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Espoir or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Espoir or any of its subsidiaries. The Returns of Espoir have not been audited by a government or taxing authority since Espoir's incorporation, nor is any such audit in process, pending or, to the knowledge of Espoir, threatened.

(d) Espoir has paid or provided adequate accruals in its financial statements for the six months ended June 30, 2005 for Taxes in accordance with Canadian GAAP.

(e) All filings made by Espoir under which it has received or is entitled to government incentives have been made in all material respects in accordance with all applicable legislation and contain no misrepresentations of material fact and do not omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed.

(f) Espoir has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and will continue to do so until the Effective Time and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority. Espoir has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law. Espoir has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Espoir.

3.29 Debt/Working Capital

As at September 30, 2005 Espoir had Net Debt of not more than $5.5 million.

3.30 Swaps

Except as set out in the Public Documents, Espoir does not currently have any Swaps outstanding.

3.31 Guarantees

Espoir is not a party to or bound by any agreement, guarantee, indemnification (other than in the ordinary course of business and to officers and directors pursuant to their by-laws and standard indemnity agreements and pursuant to underwriting, agency or financial advisor agreements pursuant to the standard indemnity provisions in agreements of that nature), or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

3.32 US Matters

Espoir:

(a) taken as a whole, currently holds no assets (on a book-value basis) located in the United States and had no sales in or from the United States in its most recently completed fiscal year; and

(b) is a "foreign private issuer" as defined in Rule 3b 4 under the *United States Securities Exchange Act of 1934*, as amended, and the level of ownership by U.S. holders of Espoir Shares does not equal or exceed 40% of the outstanding Espoir Shares. The term "U.S. holder" means any person whose address appears on the records of Espoir, any voting or other trustee, any depositary, any share transfer agent or any person acting in a similar capacity on behalf of Espoir, as being located in the United States.

3.33 Information Circular

The information, data and other material (financial or otherwise) in respect of Espoir to be included in the Information Circular will be complete and correct in all material respects at the date thereof and will not contain any misrepresentations or any untrue statement of a material fact in respect of Espoir and will not omit to state a material fact in relation to Espoir necessary to make such information not misleading in light of the circumstances under which it is presented.

3.34 Flow-Through Obligations

Espoir does not have any outstanding obligations to incur or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of Espoir Shares that have not yet been fully expended and renounced and reflected in the financial statements of Espoir for the year ended December 31, 2004.

3.35 Voting Arrangements

To the best of the knowledge of Espoir, neither Espoir nor any of the Espoir Shareholders is a party to any unanimous shareholder agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Espoir.

3.36 Rights Plan

Espoir does not have in place a shareholder rights protection plan.

3.37 Production

As at September 30, 2005, Espoir's production was not less than 65 barrels of oil and liquids per day and 5.2 Mmcf of natural gas per day. For the three month period ending September 30, 2005 average daily production was 815 barrels of oil equivalent per day.

3.38 Non-Arm's Length Debt

No director, officer, insider or other party not at arm's length to Espoir is indebted to Espoir and Espoir is not a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities, (contingent or otherwise) or indebtedness of any person, firm or corporation.

3.39 Non-Arm's Length Interests

No director, officer, insider or other non-arm's length party to Espoir, or any associate or affiliate thereof, has any right, title or interest in (or the right to acquire any right, title or interest in) any

royalty, interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Espoir which will be effective after the Effective Date.

3.40 Insurance

The policies of insurance in force at the date hereof naming Espoir as an insured and as disclosed in the Disclosed Information adequately covers all risks reasonably and prudently foreseeable in the operation and conduct of the business of Espoir which would be customary in the business carried on by Espoir, and to the knowledge of Espoir, all such policies and insurance remain in force and effect and should not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ROCKYVIEW

Rockyview hereby represents and warrants to Espoir as follows and acknowledges that Espoir is relying upon such representations and warranties in connection with the entering into of this Agreement and the performance of its obligations hereunder.

4.1 Organization and Qualification

Rockyview is a corporation duly amalgamated and validly existing under the laws of Alberta and has the requisite corporate power and capacity to carry on its business as it is now being conducted. Rockyview is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect.

4.2 Authority Relative to this Agreement

Subject to receipt of the approval of the TSX to the Arrangement, Rockyview has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Rockyview's board of directors, and no other corporate proceedings or other third party consents on the part of Rockyview are necessary to authorize the performance of its obligations under this Agreement (except for obtaining TSX approvals in respect of the Arrangement as well as consents from its bank. This Agreement has been duly executed and delivered by Rockyview and constitutes a legal, valid and binding obligation of Rockyview enforceable against Rockyview in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity.

4.3 No Violations

(a) The execution and delivery of and the performance of and compliance with the terms of this Agreement and the performance of any of the transactions contemplated hereby by Rockyview does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any term or provision of the Rockyview Governing Documents, or, subject to Rockyview's bankers' consent to the Arrangement, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Rockyview is a party or by which Rockyview is bound, or any law, judgement, decree, order, statute, rule or regulation applicable to Rockyview, which default or breach might reasonably be

expected to have a Material Adverse Effect on Rockyview or the ability of Rockyview to complete the transactions contemplated hereby.

(b) There is no legal impediment to Rockyview's consummation of the transactions contemplated by this Agreement and no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required by Rockyview in connection with the transactions contemplated hereby, except for (i) consents or approvals required by the Interim Order or the Final Order, (ii) filings with the Registrar under the ABCA and filings with and approvals required by Securities Authorities and stock exchanges, (iii) any other consent, waiver, permit, order or approval referred to in Section 8.1 hereof and (iv) such filings or registrations which, if not made, or such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Rockyview to consummate the transactions contemplated hereby.

4.4 Capitalization

As of the date hereof, the authorized share capital of Rockyview consists of an unlimited number of Rockyview Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, 12,034,452 Rockyview Shares are issued and outstanding. As of the date hereof, Rockyview Options to acquire an aggregate of 827,502 Rockyview Shares have been granted and are outstanding and Rockyview Warrants to acquire 896,074 Rockyview Shares are issued and outstanding. Other than pursuant to this Agreement and except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Rockyview of any shares of Rockyview or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire Rockyview Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Rockyview. All outstanding Rockyview Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Rockyview Shares issuable upon exercise of outstanding Rockyview Options or Rockyview Warrants in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

4.5 Board Approval

The board of directors of Rockyview has unanimously approved (with A. Scott Dawson abstaining) the Arrangement and the entering into of this Agreement.

4.6 No Material Adverse Change and Other Matters

Other than as disclosed in the Disclosed Information, since May 20, 2005, Rockyview has: (i) not amended its articles, bylaws or other governing documents: (ii) not disposed of any property or assets out of the ordinary course of business; (iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice; (iv) not suffered any Material Adverse Change or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change thereto; (v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; (vi) maintained in effect salary and other compensation levels in accordance with its then existing salary administration program; or (vii) not entered into any agreement or transactions with any director, officer, employee, consultant or any party not at arm's length with Rockyview.

4.7 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited balance sheet of Rockyview as at April 29, 2005, or in the unaudited financial statements of Rockyview as at and for the period ended June 30, 2005 or as set forth or included in the Disclosed Information, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice or (ii) pursuant to the terms of this Agreement, Rockyview has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on a balance sheet of Rockyview) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

4.8 Brokerage Fees

Rockyview has not retained nor will it retain, without Espoir's written consent not to be unreasonably withheld, any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, or any transaction contemplated hereby, except an advisor, if Rockyview so determines, to provide financial advisory services or to provide a fairness opinion.

4.9 Financial Statements

Rockyview's audited balance sheet as at April 29, 2005 has been prepared in accordance with Canadian GAAP and to the best of the knowledge of Rockyview, its unaudited financial statements as at and for the period ended June 30, 2005, have been prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Rockyview's independent auditors or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present the financial position, results of operations and changes in financial position of Rockyview as of the date thereof and for the period indicated therein (subject, in the case of any unaudited financial statements, to year end audited adjustments in accordance with Canadian GAAP).

4.10 Reserve Report

Rockyview has made available to Gilbert Lausten Jung Associates Ltd. and Sproule Associates Ltd. prior to the issuance of their respective reports effective December 31, 2004, all information material to an adequate determination of oil and gas reserves none of which information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) and Rockyview has no knowledge of any material adverse change to the oil and gas reserves of Rockyview since the effective date of such report.

4.11 Defects

Rockyview is not aware of any defects, failures or impairments in the title of Rockyview to its oil and gas properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened whether or not discovered by any third party, which in the aggregate would have a Material Adverse Effect.

4.12 Subsidiaries

Rockyview has no direct or indirect, wholly-owned or partially-owned subsidiaries.

4.13 Compliance with Law

Rockyview has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, give rise to a Material Adverse Effect or materially affect the ability of Rockyview to perform its material obligations hereunder.

4.14 Material Agreements

All agreements, permits, licenses, approvals, certificates or other rights or authorizations material to the conduct of Rockyview's business are valid and subsisting and Rockyview is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations except with a failure to hold such licenses or the result of any such default would not have a Material Adverse Effect or materially effect or delay the ability Rockyview to perform its material obligations hereunder.

4.15 Books and Records

The corporate records and minute books of Rockyview have been maintained in accordance with all applicable statutory requirements and are complete and up to date in all material respects.

4.16 Reporting Issuer Status

Rockyview is a "reporting issuer" or the equivalent under securities laws of the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Québec and to the best of the knowledge of Rockyview, is not in default of its obligations as a reporting issuer in such jurisdictions and the Rockyview Shares are listed and trade on the TSX and Rockyview is in compliance with all rules, regulations and by-laws of the TSX.

4.17 Public Disclosure

To the best knowledge of Rockyview, all documents or information sent by or on behalf of Rockyview to holders of Rockyview Shares or otherwise filed with regulatory authorities in Canada did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and no material change has occurred in relation to Rockyview which is not disclosed in the Public Record. Rockyview has not filed any confidential material change reports which continue to be confidential. Rockyview is in compliance with the filing and certification requirements of each of National Instrument 51-102 (Continuous Disclosure Obligations) and Multilateral Instrument 52-109 (Certificate of Disclosure in Issuers' Annual and Interim Filings),

4.18 No Orders

No securities commission or similar regulatory authority, or stock exchange, in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Rockyview, no such proceeding is, to the knowledge of Rockyview, pending, contemplated or threatened and Rockyview is not in default of any requirement of any securities laws, rules or policies applicable to Rockyview or its securities.

4.19 Disclosure to Espoir

The data and information in respect of Rockyview and its business and operations provided by Rockyview to Espoir was and is accurate and correct in all material respects as of the respective dates thereof and Rockyview has not omitted to provide to Espoir any material information necessary in order for any information provided by Rockyview to Espoir not to be misleading in any material way.

4.20 Litigation

There are no actions, suits or proceedings pending, or to the knowledge of Rockyview, threatened against Rockyview before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgement against Rockyview and, to the best of its knowledge, there are no grounds upon which any such action, suits or proceedings may be commenced with reasonable likelihood of success.

4.21 Environmental

Except as set forth or included in the Disclosed Information:

(a) Rockyview is not aware of, and has not received, and is not aware of any circumstance which could lead to:

(i) any order or directive that relates to environmental matters and that requires any material work, repairs, construction or capital expenditures that is still outstanding; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety laws applicable to Rockyview, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants that is still outstanding;

(b) Rockyview has not received notice of and are not aware of any material environmental liabilities related to it, other than obligations in the ordinary course of business to abandon wells when they have ceased to be productive, remove production equipment when such equipment is no longer being used and restore and reclaim the surface sites thereof;

(c) all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary to be held by Rockyview or, to the best of the knowledge of Rockyview, any third party for the ownership, operation, development, maintenance, or use of any of its assets have been obtained and maintained in effect;

(d) Rockyview, its assets and the ownership, operation, development, maintenance and use of its assets are in material compliance with all environmental laws and with all material terms and conditions of all Environmental Permits; and

(e) there are no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Rockyview or in which Rockyview has an interest or over which Rockyview has control, except

for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect.

4.22 Lease and Royalty Obligations

Rockyview has paid all lease and royalty obligations due in respect of its material properties and is not in default in any material respect of its obligations under any lease or other document evidencing title to any of its material properties except where the failure to make such payments or any such default would not have a Material Adverse Effect.

4.23 Operations

Any and all operations of Rockyview and, to the best of the knowledge of Rockyview, any and all operations by third parties, on or in respect of the assets and properties of Rockyview, have been conducted in accordance with good oilfield practices.

4.24 Tax Matters

(a) All Returns required to be filed by or on behalf of Rockyview have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Rockyview with respect to items or periods covered by such Returns.

(b) For all periods covered by the filed tax Returns disclosed in the Disclosed Information, Espoir has been furnished by Rockyview with true and complete copies of (i) the relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Rockyview or on behalf of Rockyview relating to Taxes and, (ii) all federal, provincial, state, local or foreign income or franchise tax Returns for Rockyview.

(c) No material deficiencies exist or have been asserted with respect to Taxes of Rockyview. Rockyview is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Rockyview or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Rockyview. The Returns of Rockyview have not been audited by a government or taxing authority since Rockyview's incorporation, nor is any such audit in process, pending or, to the knowledge of Rockyview, threatened.

(d) Rockyview has paid or provided adequate accruals in its financial statements for the six months ended June 30, 2005 for Taxes in accordance with Canadian GAAP.

(e) All filings made by Rockyview under which it has received or is entitled to government incentives have been made in all material respects in accordance with all applicable legislation and contain no misrepresentations of material fact and do not omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed.

4.25 Debt/Working Capital

As at September 30, 2005, Rockyview had positive working capital of not less than $7.0 million.

4.26 Information Circular

The information, data and other material (financial or otherwise) in respect of Rockyview to be included in the Information Circular will be complete and correct in all material respects at the date thereof and will not contain any misrepresentations or any untrue statement of a material fact in respect of Rockyview and will not omit to state a material fact in relation to Rockyview necessary to make such information not misleading in light of the circumstances under which it is presented.

4.27 Flow-Through Obligations

Rockyview does not have any outstanding obligations to incur or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Rockyview.

4.28 Production

As at September 30, 2005, Rockyview's production was not less than 75 barrels of oil and liquids per day and 5.7 Mmcf of natural gas per day.

4.29 Non-Arm's Length Debt

No director, officer, insider or other party not at arm's length to Rockyview is indebted to Rockyview and Rockyview is not a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities, (contingent or otherwise) or indebtedness of any person, firm or corporation.

4.30 Non-Arm's Length Interests

No director, officer, insider or other non-arm's length party to Rockyview, or any associate or affiliate thereof, has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty, interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Rockyview which will be effective after the Effective Date.

4.31 Insurance

The policies of insurance in force at the date hereof naming Rockyview as an insured and as disclosed in the Disclosed Information adequately covers all risks reasonably and prudently foreseeable in the operation and conduct of the business of Rockyview which would be customary in the business carried on by Rockyview, and to the knowledge of Rockyview, all such policies and insurance remain in force and effect and should not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

ARTICLE 5
CONDUCT OF BUSINESS

5.1 Conduct of Business

Each of Rockyview and Espoir covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated, except as required by law or as otherwise expressly permitted or specifically contemplated by

this Agreement, except with the written consent of the other party hereto (not to be unreasonably withheld):

(a) it shall conduct its business only in the usual and ordinary course of business and consistent with past practice, and shall use all commercially reasonable efforts to maintain and preserve its business, assets, employees and advantageous business relationships;

(b) it shall not: (i) amend its Governing Documents; or (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares;

(c) it shall not take any actions which would or might be reasonably expected to materially impede or otherwise frustrate the completion of the Arrangement; and

(d) it shall refrain from taking any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect.

provided that Rockyview may carry out arm's length third party business combinations or asset acquisitions which its management and board of directors believe to be in the best interest of Rockyview and Rockyview Shareholders.

5.2 Integration of Operations

(a) From the date hereof, each of Rockyview and Espoir and their respective representatives will be permitted reasonable access to each other's offices and management personnel to permit them to be in a position to expeditiously integrate the business and operations of Espoir with those of Rockyview immediately upon but not prior to, the Effective Time, provided the activities of either party pursuant to this Section 5.2 do not cause any unreasonable disruptions to the other party's business or operations prior to the Effective Time and all such disclosure shall still be subject to the terms of the Confidentiality Agreement.

(b) Each of the parties hereto shall provide the other with all information reasonably necessary relating to its business and affairs, including access to officers, employees and field sites which each party may reasonably acquire in connection with the transaction contemplated hereby, which information shall be and remain subject to the Confidentiality Agreement. Each party shall conduct itself so as to keep the other fully informed as to its business and affairs and as to decisions required with respect to the most advantageous methods for supplying, operating and producing from its assets and shall co-operate with the other in respect thereof.

ARTICLE 6
COVENANTS OF ESPOIR

6.1 Interim Order

As soon as practicable, Rockyview and Espoir shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Rockyview and Espoir, acting reasonably.

6.2 Espoir Meeting

In a timely and expeditious manner, Espoir shall:

(a) forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Espoir;

(b) prepare, in consultation with Rockyview, and file the Information Circular in all jurisdictions where the Information Circular is required to be filed and mail the Information Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the Information Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement and Rockyview and not containing any misrepresentation (as defined under applicable securities laws) with respect thereto and which Information Circular shall include: (i) the unanimous determination (A. Scott Dawson abstaining) of the board of directors of Espoir that: the Arrangement is fair, in the best interests of Espoir and Espoir Shareholders; (ii) the unanimous recommendation of the board of directors of Espoir that the Espoir Shareholders vote in favour of the arrangement; and (iii) the fairness opinion of Espoir's financial advisor that the Arrangement is fair, from a financial point of view, to the Espoir Shareholders;

(c) convene the Espoir Meeting as soon as practicable and in any event no earlier than January 1, 2006 or by no later than January 12, 2006 as ordered by the Interim Order;

(d) provide notice to Rockyview of the Espoir Meeting and allow representatives of Rockyview to attend the Espoir Meeting unless such attendance is prohibited by the Interim Order;

(e) solicit proxies to be voted at the Espoir Meeting in favour of the Arrangement;

(f) promptly advise Rockyview of the number of Espoir Shares for which Espoir receives notices of dissent or written objections to the Arrangement and provide Rockyview with copies of such notices and written objections;

(g) conduct the Espoir Meeting in accordance with the Interim Order, the ABCA, the Espoir Governing Documents and as otherwise required by applicable Laws; and

(h) take all such actions as may be required under the ABCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

6.3 Amendments

In a timely and expeditious manner, Espoir shall prepare, in consultation with Rockyview, and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the Espoir Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable legal requirements on the date of mailing thereof.

6.4 Final Order

Subject to the approval of the Arrangement at the Espoir Meeting, in accordance with the provisions of the Interim Order, Espoir shall forthwith file, proceed with and diligently prosecute an application for the Final Order.

6.5 Articles of Arrangement

Espoir shall forthwith carry out the terms of the Interim Order and the Final Order and, on the day of the receipt of the Final Order and the satisfaction or waiver of the conditions in favour of Rockyview and Espoir to be agreed by Espoir and Rockyview, file the Articles of Arrangement with the Registrar in order for the Arrangement to become effective.

6.6 Copy of Documents

Except for non-substantive communications, Espoir shall, as soon as reasonably possible, furnish to Rockyview a copy of each notice, report, schedule or other document or communication delivered, filed or received by Espoir in connection with the Arrangement, the Interim Order or the Espoir Meeting or any other meeting at which all Espoir Shareholders are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies (including the TSXV) in connection with, or in any way affecting, the transactions contemplated in this Agreement.

6.7 Insurance

Espoir shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

6.8 Certain Actions

Espoir shall:

(a) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by Espoir in this Agreement untrue in any material respect at any time prior to the Effective Time if then made;

(b) not: (i) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares other than pursuant to the exercise of Espoir Options; or (ii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iii) split, combine or reclassify any of its shares; (iv) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; (v) merge, amalgamate, or consolidate into or with any other person or company or enter into any other corporate reorganization, or sell all or any substantial part of its assets to any person or company, or perform any act or enter into any transaction or negotiation which can reasonably be expected to interfere or be inconsistent with the consummation of the Agreement; or (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to

any of the foregoing, except as otherwise permitted by this Agreement or agreed to in writing by the other party hereto;

(c) it shall not create any new Espoir Severance Obligations and, except with respect to payment of the existing Espoir Severance Obligations (from which it shall make appropriate withholdings as required by applicable tax laws), it shall not grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing agreements, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business, or make any loan to any officer or director;

(d) it shall not, without the prior written consent of Rockyview, adopt or amend or make any contribution to any bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) it shall not, other than pursuant to a binding commitment entered into prior to the date hereof and disclosed to Rockyview: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for consideration in excess of $50,000 individually or $200,000 in the aggregate; (ii) expend or commit to expend more than $50,000 individually or $200,000 in the aggregate with respect to capital expenses; (iii) incur any indebtedness for borrowed money or other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity make any other loans or advances, except in the ordinary course of business and in any event in excess of $50,000 individually or $200,000 in the aggregate; or (iv) enter into any hedges, swaps or other financial instruments or like transactions; (v) enter into any agreements for the sale and production having a term of more than (30) days; (vi) enter into any consulting or contract operating agreement that cannot be committed on (30) days or less notice without penalty; or (vi) enter to or modify the contract, agreement, commitment or arrangement with respect to any of the foregoing, except as otherwise permitted by this Agreement, or as agreed to in writing by Rockyview; and

(f) ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 3.8 and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(g) use its commercially reasonable efforts to obtain the consent of each holder of Espoir Options to the Plan of Arrangement and to have each holder of Espoir Options enter into option termination agreements on terms satisfactory to Rockyview concurrent with the execution of this Agreement to ensure that on or before the Effective Date, all holders of Espoir Options shall have elected to: (i) exercise all of their "in-the-money" Espoir Options prior to the Effective Time and to surrender the balance of their Espoir Options prior to the Effective Time for a cash payment of $0.01 for each Espoir Option surrendered less any amounts required to be withheld and remitted under the Tax Act; or (ii) surrender all of their Espoir Options prior to the Effective Time in exchange for a cash payment for their "in-the-money" Espoir Options in an amount for each such Espoir Option equal to the difference between $3.19 and the exercise price of such Espoir Option less any amounts required to be withheld and remitted under the Tax Act and to surrender the balance of their Espoir Options prior to the Effective Time for a cash payment of $0.01 for each

Espoir Option surrendered less any amounts required to be withheld and remitted under the Tax Act;

(h) promptly notify Rockyview of: (i) any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of the business or in the conduct of the business of Espoir; (ii) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (iii) any breach by Espoir of any covenant or agreement contained in this Agreement; and (iv) any event occurring subsequent to the date hereof that would render any representation or warranty of Espoir contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or incorrect in any material respect.

6.9 No Compromise

Espoir shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Espoir in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Rockyview, such consent not to be unreasonably withheld or delayed.

6.10 Satisfaction of Conditions

Espoir shall use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to their obligations and the obligations of Rockyview hereunder set forth in Article 9 hereof to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable efforts to:

(a) obtain the approval of holders of 66⅔% of each of Espoir A Shares and Espoir B Shares to the Arrangement, subject to the proviso set forth in Section 6.16 hereof;

(b) obtain all consents, approvals and authorizations as are required to be obtained by them under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Espoir;

(c) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(d) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(e) fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Espoir; and

(f) co-operate with Rockyview in connection with the performance by Rockyview of its obligations hereunder.

6.11 Refrain from Certain Actions

Espoir shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would have a Material Adverse Effect on Espoir provided that where Espoir is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Rockyview in writing of such circumstances.

6.12 Employment Agreements

Espoir shall not enter into any written or verbal employment agreements or consulting agreements whereunder it is obligated to make payments exceeding $25,000 in aggregate or which are for a term of more than three months.

6.13 Co-operation

Espoir shall make, or co-operate as necessary in the making of, all other necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

6.14 Closing Documents

Espoir shall execute and deliver, deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

6.15 Unaudited Financial Statements

Espoir shall provide to Rockyview its unaudited interim financial statements for the nine months ended September 30, 2005 on or before November 15, 2005.

6.16 Non-Solicitation

Espoir covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated, except with the written consent of Rockyview or as otherwise expressly permitted or specifically contemplated by this Agreement Espoir shall:

(a) immediately cease and cause to be terminated any existing discussions or negotiations or other proceedings initiated prior to the date hereof by Espoir, or its officers, directors, employees, financial advisors, representatives and agents ("Representatives") or others with respect to any proposed Acquisition Proposal and shall request the return or destruction of any confidential information previously provided to any such third parties;

(b) not directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to a Acquisition Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Acquisition Proposal;

(c) not release any person from any confidentiality or standstill agreement to which Espoir and such person are parties or amend any such agreement; and

(d) exercise all rights to require the return of information regarding Espoir previously provided to such persons and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding Espoir.

Notwithstanding the above, Espoir may:

(e) engage in discussions or negotiations with any person who (without any solicitation, initiation or encouragement, directly or indirectly, by Espoir, or its Representatives) seeks to initiate such discussions or negotiations and may furnish such third person information concerning Espoir and its business, properties and assets if, and only to the extent that:

(i) the other person has first made a Superior Proposal in respect of which the funds or other consideration necessary for completion thereof are or are reasonably likely to be available and Espoir's board of directors has concluded in good faith, after considering applicable Law and receiving the written advice of its counsel, that such action is required by the Espoir board of directors to comply with fiduciary duties under applicable Law;

(ii) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Espoir provides immediate notice orally and in writing to Rockyview specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect to a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreements, and provides Rockyview with a copy of such Superior Proposal and any amendments thereto and confirming in writing the determination of Espoir's board of directors that the Acquisition Proposal if completed would constitute a Superior Proposal;

(iii) Espoir provides immediate notice to Rockyview at such time as it or such person or entity terminates any such discussions or negotiations; and

(iv) Espoir immediately provides or makes available to Rockyview any information provided to any such person or entity whether or not previously made available to Rockyview;

(f) comply with Part 13 of the *Securities Act* (Alberta) with regard to a tender or exchange offer, if applicable, and similar rules under applicable Canadian securities laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to Espoir's shareholders; and

(g) accept, recommend, approve or implement an Superior Proposal from a third person, but only (in the case of this Subsection 6.16(g) if prior to such acceptance, recommendation, approval or implementation, Espoir's board of directors shall have concluded in good faith after considering all proposals to adjust the terms and conditions of this Agreement and the Arrangement which may be offered by Rockyview during the three (3) Business Day notice period set forth below and after receiving the written advice of its counsel, that such action is required by the Espoir board of directors to comply with fiduciary duties under applicable Law and subject to the next paragraph hereof.

Espoir shall give to Rockyview, orally and in writing, at least three (3) Business Days advance notice of any decision by the board of directors of Espoir to accept, recommend, approve or implement a Superior Proposal, which notice shall identify the party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. In addition, Espoir shall and shall cause its financial and legal advisors to negotiate in good faith with Rockyview to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Espoir to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Rockyview proposes to amend this Agreement and the Arrangement to provide superior value to that provided under the Superior Proposal within the three (3) Business Day time period specified above, then Espoir shall not enter into any definitive agreement regarding the Superior Proposal.

6.17 Break Fee

Provided Rockyview is not in material breach of this Agreement which makes it impossible or unlikely that one or more of the conditions to completion of the Arrangement would not be satisfied, Espoir agrees to pay Rockyview in cash (on the date of the occurrence of any event below) the amount of $1,750,000 (the "Break Fee") if:

(a) other than as a result of a Material Adverse Change in respect of Rockyview, the board of directors of Espoir fails to recommend that Espoir Shareholders vote in favour of the Arrangement or the board of directors of Espoir withdraws or, in a manner materially adverse to the Arrangement or the completion thereof, modifies or changes its recommendation to Espoir Shareholders to vote in favour of the Arrangement;

(b) the board of directors of Espoir shall have recommended that Espoir Shareholders deposit their Espoir Common Shares under, or vote in favour of, or otherwise accept an Acquisition Proposal other than with Rockyview;

(c) Espoir enters into an agreement with respect to an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 6.16 hereof), prior to the date of the Espoir Meeting;

(d) a *bona fide* Acquisition Proposal is made or announced and not withdrawn prior to the Espoir Meeting to all or substantially all holders of Espoir A Shares or Espoir B Shares, the Plan of Arrangement is not approved at the Espoir Meeting by at least 66⅔% of the holders of each of the Espoir A Shares and Espoir B Shares and the Acquisition Proposal is completed within twelve (12) months of the Meeting; or

(e) a breach by Espoir of any of its covenants, agreements, representations and warranties in the Agreement which makes it impossible or unlikely that all of the conditions of the Arrangement will be satisfied.

The provisions of this Section 6.17 shall survive termination of this Agreement (provided in the case of Subsection 6.17(d) hereof, such Acquisition Proposal shall have been made or announced prior to notice of termination).

Espoir shall never be obligated to make more than one payment pursuant to this Section 6.17. Espoir acknowledges that the payment amount set out in this Section 6.17 is payment of liquidated damages which is a genuine pre-estimate of the damages which Rockyview will suffer or incur as a result of the event giving rise to such damages and is not a penalty. Espoir irrevocably waives any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. Rockyview agrees that

payment of the amount provided for in this Section 6.17 shall be Rockyview's sole remedy in connection with such event.

Espoir agrees that the Break Fee will be paid within 3 Business Days of the date of earliest of any of the events referred to in Subsections 6.17 (a) to (e) occur. Upon the date of the earliest such event occurring, Espoir shall be deemed to hold such sum in trust for Rockyview. In the event that an Acquisition Proposal is entered into, made or announced, as contemplated by Section 6.17(d), Espoir agrees, within three Business Days thereof, to deliver to Rockyview an irrevocable letter of credit, in form and substance satisfactory to Rockyview payable by a Canadian chartered bank in the amount of the Break Fee and which may be immediately drawn upon by Rockyview if the Break Fee is payable, as such other form of security is as satisfactory to Rockyview.

ARTICLE 7
COVENANTS OF ROCKYVIEW

7.1 Interim Order

As soon as practicable, Rockyview and Espoir shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Rockyview and Espoir, acting reasonably.

7.2 Rockyview Assistance

In a timely and expeditious manner, Rockyview shall:

(a) forthwith carry out such terms of the Interim Order and Final Order as applicable to it and will use its reasonable commercial efforts to assist Espoir in obtaining such orders; provided that nothing shall require Rockyview to consent to any modifications of this Agreement, the Plan of Arrangement or any of the obligations of Rockyview hereunder or thereunder;

(b) provide to Espoir, in a timely and expeditious manner, the Rockyview information for inclusion in the Information Circular and all other information as may be reasonably requested by Espoir or as is required by the Interim Order or applicable Laws with respect to Rockyview for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable Laws on the date of issue thereof; and

(c) take all such actions as may be required under the ABCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

7.3 Articles of Arrangement

Rockyview shall forthwith carry out the terms of the Interim Order and the Final Order and, on the day of the receipt of the Final Order and the satisfaction or waiver of the conditions in favour of Rockyview and Espoir to be agreed by Espoir and Rockyview, file the Articles of Arrangement with the Registrar in order for the Arrangement to become effective.

7.4 Copy of Documents

Except for non-substantive communications, Rockyview shall, as soon as reasonably possible, furnish to Espoir a copy of each notice, report, schedule or other document or communication delivered, filed or received by Rockyview in connection with the Arrangement or the Interim Order, any

filings under applicable Laws and any dealings with regulatory agencies (including the TSX) in connection with, or in any way affecting, the transactions contemplated in this Agreement.

7.5 Insurance

Rockyview shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

7.6 Certain Actions

Rockyview shall:

(a) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by Rockyview in this Agreement untrue in any material respect at any time prior to the Effective Time if then made;

(b) if requested by a holder of Espoir A Shares and on delivery by a holder of Espoir Shares of duly completed election forms within 120 days of the Effective Date of the Arrangement it will jointly elect with such shareholder pursuant to the terms of the subsection 85(1) of the Income Tax (Canada) with respect to the disposition of Espoir A Shares being made by such shareholder pursuant to the Arrangement;

(c) use reasonable commercial efforts to obtain conditional approval of the listing of Rockyview Shares issuable under the Arrangement on the TSX prior to the mailing of the Information Circular;

(d) use reasonable commercial efforts to maintain its status as a "reporting issuer" (or similar designated entity) not in default in all of the provinces of Canada where it is currently a reporting issuer in material compliance with all applicable Laws and to maintain the listing of the outstanding Rockyview Shares on the TSX; and

(e) promptly notify Espoir of (A) any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of the business or in the conduct of the business of Rockyview, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Rockyview of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Rockyview contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or incorrect in any material respect.

7.7 Satisfaction of Conditions

Rockyview shall use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to its obligations and the obligations of Espoir hereunder set forth in Article 9 hereof to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all

applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(a) obtain all consents, approvals and authorizations as are required to be obtained by Rockyview under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Rockyview;

(b) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(c) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(d) fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Rockyview; and

(e) co-operate with Espoir in connection with the performance by each of them of their obligations hereunder.

7.8 Refrain from Certain Actions

Rockyview shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would have a Material Adverse Effect on Rockyview, provided that where Rockyview is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts) as a result of this Agreement, Rockyview shall immediately notify Espoir in writing of such circumstances.

7.9 Co-operation

Rockyview shall make, or co-operate as necessary in the making of, all other necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

7.10 Closing Documents

Rockyview shall execute and deliver, deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

7.11 Unaudited Financial Statements

Rockyview shall provide to Espoir its unaudited interim financial statements for the nine months ended September 30, 2005 on or before November 15, 2005.

ARTICLE 8
CONDITIONS

8.1 Mutual Conditions

The respective obligations of Rockyview and Espoir to complete the transactions contemplated hereby are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) on or prior to November 30, 2005, the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b) the Arrangement, with or without amendment, shall have been approved at the Espoir Meeting by 66⅔% of each of the holders of the Espoir A Shares and the Espoir B Shares, in accordance with the provisions of the ABCA, the Interim Order and the requirements of any applicable regulatory authorities;

(c) the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d) the Articles of Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably;

(e) the Effective Date shall be on or before January 31, 2006, subject to any extension available to a party hereto pursuant to Section 8.4 hereof;

(f) there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is materially adverse to Rockyview or Espoir;

(g) the TSX shall have conditionally approved the listing thereon of the Rockyview Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, subject to compliance with the usual requirements of the TSX;

(h) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, the failure of which to obtain or the non-expiry of which would be materially adverse to Rockyview or Espoir or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(i) holders of not more than 5% of the outstanding Espoir A Shares or holders of not more than 20% of the Espoir B Shares shall have exercised rights of dissent in connection with the Arrangement that have not been withdrawn as at the Effective Date;

(j) all outstanding Espoir Options shall have been exercised or shall have been surrendered, terminated or expired prior to the Effective Time (including by way of cash buy-out of "in-the-money" Espoir Options at the election of the holder of such Espoir Options in accordance with the terms of this Agreement), as evidenced by a certificate from a senior officer of Espoir confirming that all Espoir Options have been exercised, cancelled or terminated, or Rockyview shall be otherwise satisfied that the Espoir Options will no longer represent any right to acquire Espoir Shares after giving effect to the Arrangement;

(k) unless Espoir has put in place "trailing" or "run-off" directors' and officers' liability insurance for all present and former directors and officers of Espoir, which shall be for not more than a period of three years, with substantially the same coverage and amounts containing substantially similar terms and conditions as Espoir's current directors' and officers' liability insurance, and at an aggregate cost of not more than $50,000, Rockyview and Espoir shall enter into written agreements effective as of the Effective Date satisfactory to each of Rockyview and Espoir, acting reasonably, pursuant to which Rockyview shall agree that, for a period of three years after the Effective Date, it shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Espoir providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Espoir with respect to claims arising from facts or events which occurred before the Effective Date with substantially the same coverage and amounts containing substantially similar terms and conditions to Espoir's current directors' and officers' liability insurance, and at an aggregate cost of not more than $50,000 or if not available at such price, such similar coverage as may be obtained by Rockyview, in its sole determination, for $50,000;

(l) without limiting the scope of the foregoing conditions, all regulatory, third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements which either Rockyview or Espoir shall consider necessary or desirable in connection with the Arrangement shall have been obtained in form satisfactory to them; and

(m) this Agreement shall not have been terminated pursuant to Article 9 hereof.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived, in whole or in part, by a party hereto in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before January 31, 2006 or, if earlier, the date required for the performance thereof, then, subject to Section 8.4 hereof, a party hereto may rescind and terminate this Agreement by written notice to the other of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by such rescinding party hereto.

8.2 Rockyview Conditions

(a) on or before November 2, 2005 Rockyview shall have completed a site inspection and a review of environmental matters relating to the non-operated owned and leased assets of Espoir, which in its sole discretion, acting reasonably, is satisfactory to Rockyview.

(b) The obligation of Rockyview to complete the transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(c) the representations and warranties made by Espoir in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the

extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Espoir shall have provided to Rockyview an officer's certificate certifying such accuracy on the Effective Date;

(d) Espoir shall have complied in all material respects with its covenants herein, and Espoir shall have provided to Rockyview an officer's certificate certifying that Espoir has so complied with its covenants herein;

(e) the directors of Espoir shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Espoir to permit the consummation of the Arrangement;

(f) immediately prior to the effective time of the Arrangement, Rockyview shall be satisfied that there are not more than an aggregate of 14,455,090 Espoir A Shares and 832,500 Espoir B Shares that are issued and outstanding or that are issuable on exercise of Espoir Options or other rights to acquire any Espoir Shares and Espoir shall provide to Rockyview a certificate to that effect immediately prior to the Effective Date;

(g) no action, suit or proceeding has been taken or threatened against Espoir before or by any court, tribunal or administrative body with the aim of preventing the Arrangement;

(h) all requisite regulatory approvals, including court approvals, if any, shall have been obtained and all requirements complied with by Espoir in connection with the Arrangement;

(i) there shall not have been a Material Adverse Change in respect of Espoir;

(j) the board of directors of Espoir shall not have withdrawn, modified or change any of its recommendation, approvals, resolutions or determinations referred to in Section 6.2(b) in a manner materially adverse to Rockyview or the completion of the Arrangement; and

(k) prior to mailing of the Information Circular, each of the directors, officers and employees of Espoir (other than those agreed to by Rockyview) shall have provided their resignations together with releases in favour of Espoir and Rockyview effective on the Effective Date, each in form and substance satisfactory and on terms as are satisfactory to Rockyview, acting reasonably.

The foregoing conditions are for the benefit of Rockyview and may be waived, in whole or in part, by Rockyview in writing at any time. If any of such conditions shall not be complied with or waived by Rockyview on or before January 31, 2006 or the date required for the performance thereof, if earlier, then subject to Section 8.4 hereof, Rockyview may rescind and terminate this Agreement by written notice to Espoir in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by Rockyview.

8.3 Espoir Conditions

The obligation of Espoir to complete the transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(a) the representations and warranties made by Rockyview in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event

such representations and warranties shall be true and correct as of such earlier date), and Rockyview shall have provided to Espoir an officer's certificate thereof certifying such accuracy on the Effective Date;

(b) the directors of Rockyview shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Rockyview to permit the consummation of the Arrangement;

(c) Rockyview shall have complied in all material respects with its covenants herein and Rockyview shall have provided to Espoir an officer's certificate certifying that it has so complied with their covenants herein;

(d) no action, suit or proceeding has been taken or threatened against Rockyview before or by any court, tribunal or administrative body with the aim of preventing the Arrangement;

(e) all requisite regulatory approvals, including court approvals, if any, shall have been obtained and all requirements complied with by Rockyview in connection with the Arrangement; and

(f) there shall not have been a Material Adverse Change in respect of Rockyview.

The foregoing conditions are for the benefit of Espoir and may be waived, in whole or in part, by Espoir in writing at any time. If any of such conditions shall not be complied with or waived by Espoir on or before January 31, 2006 or, if earlier, the date required for the performance thereof, then, subject to Section 9.4 hereof, Espoir may rescind and terminate this Agreement by written notice to Rockyview in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by Espoir.

8.4 Notice and Cure Provisions

Each party hereto shall give prompt notice to the other hereto of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of any other party hereto contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by any other party hereto prior to the Effective Date; or

(c) result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 8.1, 8.2 or 8.3 hereof, as the case may be.

Subject as herein provided, a party hereto may elect not to complete the transactions contemplated hereby pursuant to the provisions contained in Sections 8.1, 8.2 or 8.3 hereof or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the sending of the Articles of Arrangement to the Registrar, the party hereto intending to rely thereon has delivered a written notice to the other party hereto specifying in reasonable detail the breaches of covenants or representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto which has delivered such notice

may not terminate this Agreement until the later of January 31, 2006 and the expiration of a period of 30 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Rockyview Meeting or the Espoir Meeting, such meeting shall be postponed until the expiry of such period.

8.5 Merger of Conditions

The conditions set out in Sections 8.1, 8.2 or 8.3 hereof shall be conclusively deemed to have been satisfied, waived or released upon the issue of a certificate in respect of the Articles of Arrangement under the ABCA. Rockyview and Espoir acknowledge and agree that they shall have no right to file the Articles of Arrangement unless such conditions have been satisfied, fulfilled or waived.

ARTICLE 9
AMENDMENT AND TERMINATION

9.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Espoir Meeting, be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Espoir Shareholders, and any such amendment may, without limitation:

(a) change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of any of the parties hereto; and

(d) waive compliance with or modify any condition herein contained;

provided that no such amendment shall reduce the consideration to be received by the Espoir Shareholders without the approval of the Espoir Shareholders, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

9.2 Alternative Transaction

The parties hereto acknowledge and agree that, based upon tax, corporate, securities or other legal and other considerations, it may be more advantageous or appropriate to carry out the transaction contemplated herein by way of another form of plan of arrangement, amalgamation or take-over bid or other form of transaction ("Other Transaction"). In the event of such determination the parties agree to negotiate all such agreements, documents and arrangements that may be necessary or desirable to carry out the Other Transaction, provided that provisions hereof shall apply mutatis mutandis, to such Other Transaction.

9.3 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the parties hereto;

(b) as provided in Sections 8.1, 8.2 or 8.3 hereof, subject to Section 8.4 hereof;

(c) by Rockyview or by Espoir if the Espoir Meeting shall have been held and completed and the approval of the Arrangement by Espoir Shareholders required by Subsection 8.1(b) hereof shall not have occurred;

(d) by Rockyview if the directors of Espoir shall have withdrawn or modified in a manner adverse to Rockyview their approval or recommendation of the Arrangement or shall have approved or recommended any Alternative Transaction;

(e) by either party if the Break Fee pursuant to Subsection 6.17 shall have become payable;

(f) by Espoir or by Rockyview in the event that the Arrangement does not become effective on or before January 31, 2006, subject to Section 8.4 hereof; and

(g) by either Espoir or Rockyview, if there has been a breach or non-performance by the other party of any representation, warranty or covenant contained in this Agreement that would have or would be reasonably likely to have a Material Adverse Effect on the party seeking to terminate, provided the breaching or non-performing party has been given notice of and three days to cure any such misrepresentation, breach or non-performance, other than in respect of Section 6.17;

provided that any termination by a party hereto in accordance with this Section 9.3 shall be made by such party delivering written notice to the other party or parties hereto prior to the Effective Date specifying in reasonable detail the matter or matters giving rise to such termination right.

9.4 Effect of Termination

In the event of the termination of this Agreement as provided in Section 9.3, this Agreement shall forthwith have no further force or effect, other than Section 6.17 (as provided therein) and 10.3 which shall survive termination, and there shall be no obligation on the part of Espoir or Rockyview hereunder except those obligations that have accrued to such date. Nothing herein shall relieve any party from liability for any breach of this Agreement accruing prior to termination.

ARTICLE 10
GENERAL

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following addresses or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Calgary time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a) if to Espoir:

Espoir Exploration Corp.
Suite 700, 520 – 5th Avenue S.W.
Calgary, AB T2P 3R7

Attention: Bruce M. Beynon, President and Chief Executive Officer
Facsimile No.: (403) 294-1455

with a copy to:

Burstall Winger LLP
Suite 3100, 324 – 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Harley Winger
Facsimile No.: (403) 266-6016

(b) if to Rockyview:

Rockyview Energy Inc.
Suite 2250, 801 – 6th Avenue S.W.
Calgary, AB T2P 3W2

Attention: Steven Cloutier, President and Chief Executive Officer
Facsimile No.: (403) 538-5050

with a copy to:

Burnet Duckworth Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Fred Davidson
Facsimile No.: (403) 260-0337

10.2 Remedies

The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Rockyview (if Espoir is the breaching party) or Espoir (if Rockyview is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

10.3 Expenses

Except as expressly contemplated herein, each party hereto agrees to bear its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Espoir Meeting and the preparation and mailing of the Information Circular, including legal fees, accounting fees, printing costs, financial advisor fees and all disbursements by advisors.

10.4 Time of the Essence

Time shall be of the essence in this Agreement.

10.5 Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof including the Agreement in Principal. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein or therein. To the extent there is any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supersede the Confidentiality Agreement.

10.6 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

10.7 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the Laws of the Province of Alberta and the laws of Canada applicable therein but the reference to such Laws shall not, by conflict of laws rules or otherwise, require the application of the Law of any jurisdiction other than the Province of Alberta. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

10.8 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

10.9 Waiver

No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 10.1 hereof.

10.10 Enurement and Assignment

This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

10.11 Release of Standstill

Each of Espoir and Rockyview release the other and consent to the transactions contemplated hereby pursuant to section 7 of the Confidentiality Agreement in respect of the transactions contemplated hereby.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

ESPOIR EXPLORATION CORP.

Per: ______________________
Name: Bruce M. Beynon
Title: President and Chief Executive Officer

ROCKYVIEW ENERGY INC.

Per: ______________________
Name: Steven Cloutier
Title: President and Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT
DATED OCTOBER 31, 2005

UNDER SECTION 193

OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c) "**Arrangement Agreement**" means the arrangement agreement dated October 31, 2005 between Espoir and Rockyview with respect to the Arrangement, and all amendments thereto;

(d) "**Arrangement Resolution**" means the special resolution in respect of the Arrangement to be voted upon by Espoir Securityholders at the Espoir Meeting;

(e) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(f) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

(g) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

(h) "**Court**" means the Court of Queen's Bench of Alberta;

(i) "**Depositary**" means Olympia Trust Company, or such other trust company as may be agreed to by Espoir and Rockyview;

(j) "**Dissent Rights**" means the right of a Espoir Securityholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(k) "**Dissenting Securityholder**" means a registered Espoir Shareholder or Espoir Optionholder who validly exercises the rights of dissent provided to it under the Interim Order;

(l) "**Effective Date**" means the date on which the Arrangement is effective under the ABCA;

(m) **"Effective Time"** means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(n) **"Espoir A Shares"** means the class A shares of Espoir as constituted on the date hereof and shall also be deemed to include, as the context requires, any Espoir A Shares which may be issued after the date hereof pursuant to the exercise of Espoir Options, or the change of Espoir B Shares to Espoir A Shares pursuant to the Arrangement;

(o) **"Espoir B Shares"** means the class B shares of Espoir as constituted on the date hereof;

(p) **"Espoir Meeting"** means the special meeting of Espoir Securityholders to be held and any adjournments thereof to consider and vote on the Arrangement Resolution among other matters;

(q) **"Espoir Shares"** means the Espoir A Shares and the Espoir B Shares;

(r) **"Espoir Options"** means the outstanding stock options, whether or not vested, to acquire Espoir A Shares;

(s) **"Espoir Optionholders"** means the holders of Espoir Options;

(t) **"Espoir Securityholders"** means the holders of Espoir Shares and Espoir Options;

(u) **"Espoir Shareholders"** means the holders of Espoir Shares;

(v) **"Final Order"** means the final order of the Court approving the Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(w) **"Information Circular"** means the information circular and proxy statement to be prepared by Espoir and forwarded to Espoir Securityholders in respect of the Espoir Meeting;

(x) **"Interim Order"** means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(y) **"Letter of Transmittal"** means the letter of transmittal enclosed with the Information Circular pursuant to which Espoir Shareholders are required to deliver certificates representing Espoir Shares to the Depositary;

(z) **"Maximum Cash Consideration"** shall have the meaning set forth in Section 3.1(f);

(aa) **"Maximum Share Consideration"** shall have the meaning set forth in Section 3.1(f);

(bb) **"Person"** means any individual, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(cc) **"Registrar"** means the Registrar appointed under section 263 of the ABCA;

(dd) **"Rockyview"** means Rockyview Energy Inc., a corporation amalgamated under the *Business Corporations Act* (Alberta);

(ee) **"Rockyview Shares"** means the common shares of Rockyview;

(ff) **"Rockyview Shareholder"** means the holders of Rockyview Shares; and

(gg) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c.1. (5th Supp), as amended, including the regulations promulgated thereunder;

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective at, and be binding on and after, the Effective Time, on: (i) the holders of Espoir A Shares; (ii) the holders of Espoir B Shares, (iii) the Espoir Optionholders; (iv) Espoir; and (v) Rockyview.

2.3 The Articles of Arrangement and the Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially at the Effective Time:

(a) each Espoir Option (other than those of dissenting Espoir Optionholders) that has not been duly exercised for Espoir A Shares shall be transferred to Rockyview for cash consideration equal to $0.01 per Espoir Option and shall be deemed to be cancelled;

(b) the articles of Espoir shall be amended to change the issued and outstanding Espoir B Shares such that each Espoir B Share (other than those of dissenting shareholders holding Espoir B Shares) shall be changed into 3.1348 Espoir A Shares;

(c) the stated capital of the Espoir A Shares shall be increased by an amount equal to the stated capital of Espoir B Shares;

(d) subject to Section 3.1(f) and to the Maximum Cash Consideration and the Maximum Share Consideration, each Espoir A Share (including those Espoir A Shares issued pursuant to Section 3.1(b) above and Espoir A Shares issued, if any, as a result of the exercise of any Espoir Options) shall be transferred to Rockyview in exchange for one of the following (at the election of the holder of such Espoir A Share):

(i) 0.5148 of a Rockyview Share; or

(ii) cash of $3.19;

(e) subject to the Maximum Cash Consideration and the Maximum Share Consideration, provided that holders of Espoir A Shares not making an election shall receive only Rockyview Shares;

(f) Rockyview shall not be obligated to pay more than $8,325,000 in cash (the "Maximum Cash Consideration"), nor issue more than 7,445,000 Rockyview Shares (the "Maximum Share Consideration"), in aggregate to acquire the Espoir Shares and for greater clarity:

(i) the cash consideration paid by Rockyview to acquire Espoir Options pursuant to Section 3.1(a) shall not be included as part of the Maximum Cash Consideration;

(ii) if holders of Espoir A Shares elect to receive Rockyview Shares exceeding the Maximum Share Consideration, then each holder of Espoir A Shares requesting Rockyview Shares will receive the number of Rockyview Shares (determined to the nearest whole number by rounding down) when the Maximum Share Consideration is multiplied by a fraction the numerator of which is the number of Espoir A Shares requested by such holder and the denominator of which is the number of Espoir A Shares requested by all holders of Espoir A Shares, and each holder of Espoir A Shares will exchange a portion of the holder's Espoir A Shares in exchange for that number of Rockyview Shares so determined and will exchange the remaining number of the Espoir A Shares held by such holder for cash; and

(iii) if holders of Espoir A Shares elect to receive cash exceeding the Maximum Cash Consideration, then each holder of Espoir A Shares requesting cash will receive that amount of cash when the Maximum Cash Consideration is multiplied by a fraction the numerator of which is the cash consideration requested by such holder and the denominator of which is the aggregate cash consideration requested by all holders of Espoir A Shares, and each holder of Espoir A Shares will exchange a portion of the holder's Espoir A Shares in exchange for that amount of cash consideration so determined and will exchange the remaining number of the Espoir A Shares held by such holder for Rockyview Shares;

(g) the Espoir A Shares, Espoir B Shares and Espoir Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Espoir and cancelled and cease to

be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Espoir, other than the right to be paid the fair value of their Espoir Shares or Espoir Options, as applicable.

3.2 Subject to Article 5 with respect to Dissenting Securityholders, at the Effective Time:

(a) upon the exchange by Espoir Optionholders of Espoir Options for cash consideration pursuant to Section 3.1(a), each Espoir Optionholder shall cease to be a Espoir Optionholder and the name of such holder shall be removed from the register of Espoir Optionholders;

(b) upon the change of Espoir B Shares into Espoir A Shares pursuant to Section 3.1(b):

(i) each Espoir B Share shall, and shall be deemed to be changed as described in Section 3.1(b) without any further action being taken by the holder thereof;

(ii) each holder of Espoir B Shares shall cease to be a holder of Espoir B Shares and the name of such holder shall be removed from the register of holders of Espoir B Shares; and

(iii) each such holder shall be added to the registers of holders of Espoir A Shares with respect to the Espoir A Shares to which such holder is entitled pursuant to Section 3.1(b).

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 From and after the Effective Time, certificates formerly representing Espoir Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 5.1, to receive the fair value of the Espoir Shares represented by such certificates.

4.2 From and after the Effective Time, the option agreements providing for the Espoir Options shall represent only the right to receive the consideration to which the holders thereof are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 5.1, to receive the fair value of the Espoir Options represented by such option agreements.

4.3 Rockyview shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Espoir Shares of a duly completed Letter of Transmittal and the certificates representing such Espoir Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder, certificates representing the number of Rockyview Shares issued to such holder under the Arrangement and/or cheques representing the cash payment to which such holder is entitled under the Arrangement.

4.4 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Espoir Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed,

upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to Rockyview and its transfer agent, which bond is in form and substance satisfactory to Rockyview and its respective transfer agent, or shall otherwise indemnify Rockyview and its respective transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5 Any certificate formerly representing Espoir Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth (10th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Espoir Shares to receive: (i) the certificates representing Rockyview Shares; and/or (ii) any cash amount.

4.6 No certificates representing fractional Rockyview Shares shall be issued pursuant to the Plan of Arrangement. In lieu of any fractional Rockyview Shares, each beneficial holder of Espoir Common Shares otherwise entitled to a fractional interest in Rockyview Shares will receive the nearest whole number of Rockyview Shares.

ARTICLE 5
DISSENTING SECURITYHOLDERS

5.1 Each registered holder of Espoir A Shares, Espoir B Shares or Espoir Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Espoir A Shares, Espoir B Shares or Espoir Options, as applicable, and shall only be entitled to be paid the fair value of the holder's Espoir A Shares, Espoir B Shares or Espoir Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Espoir A Shares, Espoir B Shares or Espoir Options, as applicable, shall be deemed to have transferred the holder's Espoir A Shares, Espoir B Shares or Espoir Options, as applicable, for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Espoir A Shares, Espoir B Shares or Espoir Options, as applicable, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Espoir A Shares, Espoir B Shares or Espoir Options, as applicable, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Espoir A Shares, Espoir B Shares or Espoir Options, as applicable, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Espoir A Shares, Espoir B Shares and Espoir Options at the Meeting; but in no event shall Espoir be required to recognize any Dissenting Securityholder as a shareholder or optionholder of Espoir after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1 Espoir and Rockyview may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the

Espoir Meeting, approved by the Court; and (iii) communicated to holders of Espoir Shares and Espoir Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Espoir and Rockyview at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Espoir Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Espoir and Rockyview may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Espoir Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Rockyview, provided that it concerns a matter which, in the reasonable opinion of Rockyview, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Rockyview, or any former holder of Espoir Shares or Espoir Options.

SCHEDULE B

FORM OF LOCK-UP AGREEMENT

[Name and address of Securityholder]

October 31, 2005

Dear Sir:

Re: Arrangement Agreement dated October 31, 2005 between Rockyview Energy Inc. and Espoir Exploration Corp. (the "Arrangement Agreement")

Reference is made to the Arrangement Agreement between Rockyview Energy Inc. ("**Rockyview**") and Espoir Exploration Corp. ("**Espoir**") dated October 31, 2005 (the "**Arrangement Agreement**") contemplating a plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (Alberta) involving Rockyview and Espoir and pursuant to which Rockyview will acquire all of the issued and outstanding securities of Espoir. Unless otherwise defined herein, all capitalized terms referred to herein shall have the meanings attributed thereto in the Arrangement Agreement.

We understand that you (the "**Selling Securityholder**") or your affiliates beneficially own, directly or indirectly, or exercise control or direction over, the number of Espoir A Shares, Espoir B Shares and Espoir Options set forth in your acceptance at the end of this agreement.

Any references in this agreement to Espoir A Shares owned or controlled by the Selling Securityholder shall mean such number of Espoir A Shares and, where the context requires, shall include all Espoir A Shares issued to the Selling Securityholder after the date hereof pursuant to the exercise of Espoir Options.

This agreement sets out the terms and conditions upon which the Selling Securityholder has agreed, among other things, to support the Arrangement and to vote, or cause to be voted in favour of the Arrangement, all of the Espoir A Shares (including Espoir A Shares issuable upon the exercise of Espoir Options) and Espoir B Shares held by the Selling Securityholder that are, or will be, beneficially owned or controlled by the Selling Securityholder.

1. Representations of Selling Securityholder

The Selling Securityholder represents and warrants to Rockyview that:

(a) it is the beneficial owner of the number of Espoir A Shares, Espoir B Shares and the number of Espoir Options (collectively, the "**Undersigned's Securities**") set forth opposite the name of the undersigned below and the Undersigned's Securities are all of the Espoir A Shares, Espoir B Shares and Espoir Options beneficially owned, directly or indirectly, by the Selling Securityholder;

(b) the Selling Securityholder is duly authorized to execute and deliver this agreement and this agreement is a valid and binding agreement enforceable against the Selling Securityholder in accordance with its terms; neither the execution of this agreement by the Selling Securityholder nor the completion by the Selling Securityholder of the transactions contemplated hereby will

constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the undersigned will be a party or by which it will be bound at the time of such completion;

(c) at the effective date of the Arrangement, the Selling Securityholder will have (without exception) valid and marketable title to the Undersigned's Securities free and clear of all claims, liens, charges, encumbrances and security interests, except for the Selling Securityholder's obligations under this agreement; and

(d) other than the Espoir Options, the Selling Securityholder has no agreement, option, right or privilege capable of becoming an agreement, option, right or privilege, for the purchase, subscription or issuance of any of the unissued shares in the capital of Espoir or for the issue of any other securities of any nature or kind of Espoir.

2. Covenants of Selling Securityholder

By the acceptance of this agreement, the Selling Securityholder hereby agrees, subject to the terms of **Section 6** of this agreement, from the date hereof until the earlier of the termination of this agreement and the Effective Time, to:

(a) not withdraw any proxy (if any) delivered to Espoir pursuant to the Arrangement, except in accordance with the provisions of **Section 6** hereof;

(b) vote all of the Undersigned's Espoir A Shares, Espoir B Shares and any other Espoir A Shares, Espoir B Shares (collectively, the "**Espoir Securities**") acquired by the Selling Securityholder prior to the Espoir Meeting and any other Espoir Securities over which control or direction is exercised by the Selling Securityholder, in approval of the Arrangement and any resolutions or matters relating thereto at any meeting of the securityholders of Espoir called to consider the same and, with respect to any other matter relating to the Arrangement that may be put before the securityholders of Espoir, as Rockyview may direct;

(c) not exercise any statutory rights of dissent or appraisal in respect of any resolution approving the Arrangement, or any aspect thereof, and not exercise any other securityholder rights or remedies available at common law, pursuant to the *Business Corporations Act* (Alberta) or otherwise to delay, hinder, upset or challenge the Arrangement;

(d) not (without the prior consent of Rockyview) sell, assign, transfer or otherwise convey or dispose of any of the Undersigned's Securities or any other Espoir Securities acquired by the Selling Securityholder prior to the Effective Time (except to an affiliate of the Selling Securityholder provided that such affiliate agrees to be bound by the terms of this agreement and provided that the Selling Securityholder remains liable for the performance by such affiliate of all terms and obligations of the Selling Securityholder hereunder);

(e) not, and will use its reasonable endeavours to cause Espoir not to (without the prior consent of Rockyview), directly or indirectly, initiate, solicit, cause, facilitate or participate in any offer, proposal or expression of interest (confidential or otherwise) to acquire any assets of Espoir outside of the ordinary course of business of Espoir or any of Espoir's issued or unissued securities, whether directly or indirectly; induce, directly or indirectly, or attempt to induce any other person to initiate any securityholder proposal; provide any information concerning securities, assets or the business or operations of Espoir to any third person out of the ordinary course of business (except upon compulsion of a regulatory authority or a court of competent

jurisdiction); pursue any other material corporate acquisition or disposition, amalgamation, merger, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or purchase or sale of assets or make any other material change to the business, capital or affairs of Espoir; or conduct any activity otherwise detrimental to the Arrangement; provided that the foregoing shall not prevent the board of directors or officers of Espoir from responding as required by law to any unsolicited bona fide submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure with respect thereto which in the judgment of the board of directors or upon advice of counsel is required or advisable under applicable law;

(f) vote as a securityholder of Espoir against any proposal submitted to the securityholders of Espoir involving any person other than Rockyview concerning any merger, sale of substantial assets, business combination, sale or purchase of shares or similar transaction involving Espoir or any of its subsidiaries; and

(g) vote as a securityholder of Espoir against any proposal submitted to the securityholders of Espoir which may reduce the likelihood of the Arrangement being successfully completed.

3. Espoir Options

The Selling Securityholder acknowledges and agrees that it is a condition to the completion of the Arrangement that all outstanding Espoir Options shall have been exercised, cancelled or otherwise terminated on terms and conditions satisfactory to Rockyview and the Selling Securityholder hereby covenants and agrees to either exercise all of the Espoir Options which the Selling Securityholder holds on the Effective Date or, in lieu of exercising such Espoir Options, Espoir will pay to the Selling Securityholder, immediately prior to the Effective Time, the difference between the exercise price of the "in-the-money" Espoir Options held by the Selling Securityholder and $3.19 multiplied by the number of Espoir A Shares that may be acquired upon the exercise of such Espoir Options less any amounts required to be withheld and remitted under the *Income Tax Act* (Canada), in exchange for the termination of their Espoir Options and the Selling Securityholder agrees to surrender all remaining unexercised Espoir Options to Espoir for cancellation for a cash payment of $0.01 for each Espoir Option less any amounts to be withheld and remitted under the *Income Tax Act* (Canada) effective immediately prior to the Effective Time. The Selling Securityholder agrees to take all such steps and execute all such agreements concurrent with the execution of this Agreement or at such other time as required by Rockyview as are deemed necessary by Rockyview so that the Espoir Options held by the Selling Securityholder are either repurchased, exercised, cancelled or terminated as contemplated in this agreement not later than immediately prior to the Arrangement becoming effective.

4. Fiduciary Duties

Nothing herein shall restrict or limit the actions of any director or officer required to be taken in the discharge of his fiduciary duties as a director or officer of Espoir.

5. Expenses

Rockyview and the Selling Securityholder agree to pay their own respective expenses incurred in connection with this agreement.

6. Termination

It is understood and agreed that the respective rights and obligations hereunder of Rockyview and the Selling Securityholder shall cease and this agreement shall terminate, if:

(a) the Arrangement does not become effective under the *Business Corporations Act* (Alberta) on or before January 31, 2006 (or such later date as Espoir and Rockyview may agree);

(b) the Arrangement is not approved by the requisite majority at a special meeting of the shareholders of Espoir called to consider the same;

(c) the Break Fee has been paid to or deposited with Rockyview in accordance with the Arrangement Agreement;

(d) that the Arrangement Agreement is terminated pursuant to Section 9.3 thereof; or

(e) Rockyview publicly announces that it has abandoned the Arrangement transaction.

In the event of termination of this agreement, this agreement shall forthwith be of no further force and effect and there shall be no continuing obligation or liability on the part of either the Selling Securityholder or Rockyview, except as set forth in **Section 5** and this **Section 6** which provisions shall survive the termination of this agreement. Nothing herein shall relieve any party from liability for any breach of this agreement.

7. Amendment

Except as expressly set forth herein, this agreement constitutes the whole of the agreement between the parties pertaining to the subject matter hereof and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

8. Assignment

Except as expressly set forth herein, no party to this agreement may assign any of its rights or obligations under this agreement without the prior written consent of the other party.

9. Disclosure

Prior to first public disclosure of the existence and terms and conditions of this agreement, none of the parties hereto shall disclose the existence of this agreement, or any details hereof, to any person other than Rockyview and its directors and officers or other Espoir Securityholders executing substantially similar agreements, without the prior written consent of the other parties hereto, except to the extent required by law or pursuant to a request from a stock exchange. The existence and terms and conditions of this agreement may be disclosed by Espoir and Rockyview in the press release issued in connection with the execution of the Arrangement Agreement and any information circular – proxy statement in connection therewith.

10. Enurement

This agreement will be binding upon and enure to the benefit of Rockyview, the Selling Securityholder and their respective executors, administrators, successors and permitted assigns.

11. Applicable Law

This agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdictions of the courts of the Province of Alberta.

12. Counterparts

This agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

Yours truly,

ROCKYVIEW ENERGY INC.

Per: ______________________________

ACCEPTANCE

The foregoing is hereby accepted as of and with effect from the date first above written and the Selling Securityholder hereby confirms that the Selling Securityholder beneficially owns _______ Espoir A Shares, _______ Espoir B Shares and _______ Espoir Options to acquire a further _______ Espoir Shares.

______________________________ Witness

______________________________ Name: •

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

   Rockyview Energy Inc. ("**Rockyview**")
   2100, 144 - 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. **Date of Material Change:**

   October 31, 2005.

3. **News Release:**

   A press release disclosing the details discussed in this Material Change Report was jointly issued by Rockyview and Espoir Exploration Corp. ("**Espoir**") on October 31, 2005 and disseminated through the facilities of a recognized news wire service.

4. **Summary of Material Change:**

   On October 31, 2005, Rockyview and Espoir entered into an arrangement agreement (the "**Arrangement Agreement**") pursuant to which Rockyview will acquire all of the issued and outstanding shares of Espoir, subject to certain conditions, including regulatory approvals, by way of a plan of arrangement. The total consideration to be paid by Rockyview for Espoir is approximately $61.9 million, comprised of $7.5 million of assumed debt and the balance by the issue of common shares ("**Rockyview Shares**") of Rockyview and cash.

5. **Full Description of Material Change:**

   On October 31, 2005, Rockyview and Espoir entered into the Arrangement Agreement pursuant to which Rockyview will acquire all of the issued and outstanding shares of Espoir, subject to certain conditions, including regulatory approvals, by way of a plan of arrangement (the "**Arrangement**"). The total consideration to be paid by Rockyview for Espoir is approximately $61.9 million, comprised of $7.5 million of assumed debt and the balance by the issue of Rockyview Shares and cash.

   Pursuant to the Arrangement, the class B shares ("**Espoir B Shares**") of Espoir will be converted into class A shares ("**Espoir A Shares**") of Espoir on the basis of 3.1348 Espoir A Shares for each Espoir B Share and Espoir A shareholders will, at their election, receive either $3.19 cash or 0.5148 of a Rockyview Share for each Espoir A Share held. The total consideration offered by Rockyview is subject to a maximum of $8.325 million cash and 7.445 million Rockyview Shares. All outstanding stock options of Espoir shall have been exercised or shall have been surrendered, terminated or expired prior to the effective time of the Arrangement.

   An information circular that will detail the Arrangement is anticipated to be mailed to the shareholders of Espoir by the end of November 2005 with a meeting to vote on the Arrangement to be held in mid-January, 2006. The Arrangement will require the requisite approval of Espoir shareholders and the approval of the Court of Queen's Bench of Alberta and other regulatory authorities. Directors and officers of Espoir, holding approximately 23% of the outstanding Espoir A Shares (basic), have entered into lock-up agreements whereby they have agreed to vote their Espoir shares in favour of the Arrangement.

The board of directors of Rockyview has approved the Arrangement. A. Scott Dawson, a director of Rockyview, abstained from voting in respect of the Arrangement as he is also a director and securityholder of Espoir.

A committee of independent directors of Espoir has approved the Arrangement and will recommend that the shareholders of Espoir approve the Arrangement. GMP Securities Ltd. acted as financial advisor to Espoir and has advised the committee of independent directors of Espoir that they are of the opinion that, subject to the review of formal documentation, the consideration to be received by the Espoir shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Espoir shareholders.

Pursuant to the Arrangement Agreement, Espoir has agreed to pay Rockyview a non-completion fee in the amount of $1.75 million in certain circumstances if the Arrangement is not completed. In addition, Espoir has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving Espoir and has granted Rockyview certain pre-emptive rights if Espoir receives any other offers.

A copy of the Arrangement Agreement has been filed on SEDAR.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Rockyview who is knowledgeable of the material change and this report is:

Alan MacDonald, Vice-President, Finance and Chief Financial Officer

Telephone: (403) 538-5002
Facsimile: (403) 538-5050

9. Date of Report:

This report is dated November 8, 2005.

Rockyview Energy

Exemption 82-34899


Q32005
For the Period Ended September 30, 2005

President's Message

Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to announce its financial and operating results for the three month period ended September 30, 2005. Rockyview was created on June 21, 2005 following completion of a Plan of Arrangement between APF Energy Trust, APF Energy Inc. and Rockyview (the "Arrangement").

HIGHLIGHTS

- Began drilling operations in mid-September with a $13 million capital program for 2005.
- Drilled and cased 10 gas wells (6.1 net) during the quarter.
- Cash flow from operations increased by 69% to $0.27 per share, from $0.16 per share in the previous quarter.
- Earnings improved to $0.06 per share from the net loss of $0.02 per share in the previous quarter.
- Commodity prices averaged $Cdn 68.12 per barrel for oil and $Cdn 9.62 per mcf for natural gas.
- Ordered an additional 1,000 hp of compression for the Wood River area to be commissioned in December 2005.

PROPOSED ACQUISITION OF ESPOIR EXPLORATION CORP.

On October 31, 2005 Rockyview announced that it had agreed to acquire all of the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") for a total consideration of $61.9 million, is subject to a maximum payment of $8.325 million in cash and the issuance of 7,445,000 Rockyview shares.

Espoir has operations focused in two areas: Thunder in Central Alberta and Spirit River/Gordondale in the Peace River Arch. Both of these predominantly natural gas areas complement Rockyview's existing portfolio of assets and bring with them significant multizone exploration potential.

Upon closing the transaction in mid-January, Rockyview will have the following key operating and financial characteristics:

- Estimated production of approximately 2,300 boe per day, leveraged 94% to natural gas, after giving effect to production additions from Rockyview's 2005 capital program;
- A high quality drilling inventory of 130 gross (75 net) wells to be drilled during 2006 and 2007;
- No commodity price hedges in place, allowing full participation in a strong commodity price environment;
- Increased market capitalization resulting in enhanced liquidity and improved financial flexibility;
- Attractive balance sheet at closing with an estimated net debt of approximately 0.5 times projected 2006 cash flow; and
- Combined tax pools of approximately $69 million.

Rockyview Energy Inc.
2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 FAX: (403) 538-5050
EMAIL: invest@rockyviewenergy.com WEBSITE: www.rockyviewenergy.com

OPERATIONS

The Company commenced its shallow gas drilling program in mid-September, resulting in 10 (6.1 net) wells at Wood River, of which one (0.5 net) were in the Belly River formation and 9 (5.6 net) were Horseshoe Canyon CBM wells. The entire capital program to the end of 2005 contemplates 43 (26 net) wells. Since September 30, 2005, Rockyview has drilled an additional 21 (12.4 net) wells, with the balance of 12 (7.5 net) wells to round out the 2005 drilling program. Rockyview has a drilling rig on contract for the balance of this season's program and into 2006.

An additional 1,000 horsepower of field compression has been ordered for Wood River and is scheduled to be installed by mid-December, thereby increasing the Company's existing output capacity. Rockyview is still estimating that year-end exit production should be approximately 1,400 boe per day, comprised of 8,000 mcf of gas and 67 bbl of oil and liquids.

OUTLOOK

Rockyview commenced operations in June with a solid production base and an inventory of over 168 (93 net) drilling locations, all of which targeted shallow gas. A successful third and fourth quarter drilling program has harvested the first phase of upside, which will see the Company drill 43 (26 net) wells by the end of the year.

Together with the drilling inventory expected to come from the Espoir acquisition (closing in early 2006), Rockyview plans to drill another 130 (75 net) gas wells during 2006 and 2007, with opportunities drawn from the lower risk shallow gas projects at Wood River, as well as from higher impact plays at Thunder and Gordondale/Spirit River. In total, Rockyview has identified capital projects amounting to $37 million on the combined land base, of which approximately $30 million will be spent in 2006. Financing for these initiatives will come from an estimated annual cash flow of $40-44 million.

Financial Review & Operating Highlights

	Three months ended September 30, 2005	Period ended September 30, 2005
FINANCIAL ($)		
Revenue before royalties	5,711,873	6,202,088
Net income	742,413	711,076
Per share – basic	0.06	0.10
Per share – diluted	0.06	0.10
Cash flow from operations	3,225,343	3,436,476
Per share – basic	0.27	0.48
Per share – diluted	0.27	0.48
Total assets	55,550,814	55,550,814
Working capital	7,799,898	7,799,898
Capital asset acquisitions	–	39,864,559
Capital expenditures	2,204,072	2,230,393
Market		
Shares outstanding (Note 1)		
End of period	12,068,699	12,068,699
Weighted average – basic	12,068,699	7,086,852
Weighted average – diluted	12,152,698	7,170,851
OPERATIONS		
Average daily production (Note 2)		
Light crude oil (bbl/d)	42	42
NGLs (bbl/d)	34	35
Natural gas (mcf/d)	5,719	5,734
Total (boe/d)	1,029	1,032
Average wellhead prices		
Light crude oil ($/bbl)	68.12	67.96
NGLs ($/bbl)	58.78	58.21
Natural gas ($/mcf)	9.62	9.37
Average ($/boe)	58.15	56.78
Operating netback ($/boe)	40.21	39.09

Note:

1. Weighted average shares outstanding have been calculated based on the 172 days from date of incorporation.
2. Actual daily production volumes for the period ended September 30, 2005 reflect 102 days of production from commencement of operations on June 21, 2005.

Management's Discussion & Analysis

This management, discussion and analysis ("MD&A") was prepared as of November 7, 2005 and should be read in conjunction with the unaudited financial statements and notes for the three months ended September 30, 2005.

Basis of Presentation *– Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated as 1163924 Alberta Inc. on April 12, 2005 under the Business Corporations Act (Alberta). The Company participated in the Plan of Arrangement ("Arrangement") entered into by APF Energy Trust, APF Energy Inc. and Rockyview Energy Inc. which resulted in Rockyview acquiring certain oil and assets formerly owned by APF Energy Inc.*

Non-GAAP Measurements *– The MD&A contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the statement of cash flow in the unaudited financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.*

BOE Presentation *– The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

BASIS OF PRESENTATION

The Company commenced production on June 21, 2005. Accordingly, for operating results, the period ended September 30, 2005 reflects 102 days of production.

PRODUCTION

Average daily production volumes	Three months ended September 30, 2005	Period ended September 30, 2005
Light crude oil (bbl/d)	42	42
NGLs (bbl/d)	34	35
Natural gas (mcf/d)	5,719	5,734
Total (boe/d)	1,029	1,032

The Company's production remained relatively unchanged from the end of the second quarter despite the wet weather conditions experienced in Central Alberta during the third quarter. Production is split 7% light oil and NGLs and 93% natural gas.

PETROLEUM AND NATURAL GAS

	Three months ended September 30, 2005	Period ended September 30, 2005
Light crude oil sales	$ 260,118	$ 288,562
NGL sales	185,133	206,410
Natural gas sales	5,059,142	5,481,908
Royalty and other income	207,480	225,208
Gross oil and gas revenue	$ 5,711,873	$ 6,202,088
Per boe	$ 60.34	$ 58.92

The Company sells all of its gas into the spot market based on the Alberta AECO reference price. AECO averaged $9.30 per mcf in the third quarter of 2005. Crude oil prices are derived from the WTI average price and the $US exchange rate. For the three months ended September 30, 2005 the WTI oil price averaged $US 63.19 per bbl and the $US/$Cdn exchange rate averaged 1.2014 ($Cdn 0.832).

The average prices realized during the quarter by the Company were $68.12 per bbl for light crude oil, $58.78 per bbl for NGLs and $9.62 per mcf for natural gas.

ROYALTIES

	Three months ended September 30, 2005	Period ended September 30, 2005
Crown royalties	$ 765,177	$ 827,751
Freehold royalties	153,030	168,720
Overriding royalties	164,570	181,761
Total royalties	$ 1,082,777	$ 1,178,232
% of gross oil and gas revenue	19.0%	19.0%
Per boe	$ 11.44	$ 11.19

Royalties for the third quarter averaged 19.0% of oil and gas revenues, consistent with the prior quarter.

None of the Company's current production qualifies for the Alberta Royalty Tax Credit ("ARTC"). However, production from wells currently being drilled by Rockyview in Central Alberta will qualify for ARTC, thereby reducing the overall royalty rate.

OPERATING EXPENSES

	Three months ended September 30, 2005	Period ended September 30, 2005
Operating expense	$ 691,089	$ 766,343
Per boe	$ 7.30	$ 7.28

Operating expenses totalled $691,089 or $7.30 per boe for the three months ended September 30, 2005. During this first full quarter of operations, the Company conducted various workovers and facility maintenance programs aimed at increasing well production rates.

TRANSPORTATION COSTS

	Three months ended September 30, 2005	Period ended September 30, 2005
Transportation expense	$ 131,210	$ 143,291
Per boe	$ 1.39	$ 1.36

Transportation costs for the three months ended September 30, 2005 were $131,210, or $1.39 per boe and reflect pipeline tariffs and the cost of obtaining interruptible service.

OPERATING NETBACK

($ per boe)	Three months ended September 30, 2005	Period ended September 30, 2005
Revenues	$ 60.34	$ 58.92
Royalties	(11.44)	(11.19)
Operating expense	(7.30)	(7.28)
Transportation	(1.39)	(1.36)
Operating netback	$ 40.21	$ 39.09

The operating netback for the third quarter of 2005 was $40.21 per boe and reflects the high commodity prices received during the quarter.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30, 2005	Period ended September 30, 2005
General and administrative - gross	$ 526,446	$ 588,936
Overhead recoveries	(117,946)	(117,946)
Capitalized	(108,937)	(108,937)
General and administrative - net	$ 299,563	$ 362,053
Per boe	$ 3.16	$ 3.44

General and administrative expenses for the three months ended September 30, 2005 totalled $299,563 or $3.16 per boe. The Company capitalized $108,937 of general and administrative costs associated with its exploration and development program during the third quarter.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended September 30, 2005	Period ended September 30, 2005
Compensation expense	$ 136,413	$ 151,240
Per boe	$ 1.44	$ 1.44

For the period ended September 30, 2005 the Company had stock-based compensation of $136,413 or $1.44 per boe.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended September 30, 2005	Period ended September 30, 2005
Depletion, depreciation and accretion	$ 2,143,414	$ 2,414,986
Per boe	$ 22.64	$ 22.94

Depletion and depreciation for the quarter amounted to $2,127,204, while accretion of the asset retirement obligation for the quarter totalled $16,210.

INCOME TAXES

For the quarter ended September 30, 2005 the Company recorded a current income tax provision of $281,890 ($0.02 per share basic and diluted) and a future tax provision of $203,104 ($0.02 per share basic and diluted). Capital spending and resulting tax pool additions in the fourth quarter is expected to reduce the overall tax provision for 2005 and move the Company's tax horizon forward.

At September 30, 2005 the Company has tax pools of approximately $49.3 million that are available to shelter future taxable income.

CASH FLOW AND NET INCOME

Cash flow for the third quarter was $3,225,343 or $0.27 per share basic and diluted and reflects the strong commodity prices experienced during the quarter.

Net income for the third quarter was $742,413. Basic and diluted net income per share was $0.06.

CAPITAL EXPENDITURES

In the third quarter of 2005, the Company drilled and cased 10 wells (6.1 net), resulting in 10 gas wells (6.1 net). Capital expenditures during the third quarter were as follows:

	Three months ended September 30, 2005	Period ended September 30, 2005
Property acquisitions	$ –	$ 39,864,559
Land and lease	160,252	171,470
Geological and geophysical	42,402	42,402
Drilling and completions	1,224,547	1,224,547
Equipment and facilities	452,330	467,433
Capitalized administrative	108,937	108,937
Office	215,604	215,604
Net capital expenditures	$ 2,204,072	$ 42,094,952

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005 the Company had an unutilized credit line of $13.5 million. In addition, the Company had positive working capital of $7.8 million, including cash of $8.3 million.

The Company will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On November 7, 2005 there were 12,034,452 common shares outstanding, 896,074 outstanding warrants and 827,502 unvested stock options with an average exercise price of $4.74 per share.

OUTLOOK

The Company's initial capital budget for 2005 is $13 million, with plans to drill 43 gas wells (26 net) in the greater Wood River area of central Alberta.

The Company has placed an order for an additional 1,000 hp of compression for the greater Wood River area that is scheduled to be commissioned by the middle of December. With successful completion of tie-in activities and the installation of the above compression, the company expects to exit 2005 with production of approximately 1,400 boe per day.

On October 31, 2005 the Company announced that it had agreed to acquire all of the issued and outstanding shares of Espoir Exploration Corp ("Espoir)" for a total consideration of $61.9 million. The total consideration paid by the Company is subject to a maximum of $8.325 million in cash and 7.445 million Rockyview shares.

Forward Looking Statements- Certain information regarding Rockyview Energy Inc. set forth in this document, including management's assessment of Rockyview Energy Inc.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Rockyview Energy Inc.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Rockyview Energy Inc.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Rockyview Energy Inc. will derive therefrom.

Balance Sheet

(unaudited)

As at September 30		2005
ASSETS		
Current assets		
Cash	$	8,256,562
Accounts receivable		3,429,507
Other current assets		367,814
		12,053,883
Property, plant and equipment (notes 3 & 4)		39,705,048
Future income taxes (note 7)		3,791,883
	$	55,550,814
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$	4,253,985
Asset retirement obligations (note 5)		833,815
SHAREHOLDERS' EQUITY		
Share capital (note 6)		49,016,283
Warrants (note 6)		584,415
Contributed surplus (note 6)		151,240
Retained earnings		711,076
		50,463,014
	$	55,550,814

See accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steven Cloutier
Director

Statement of Operations

(unaudited)

		Three months ended September 30, 2005		April 12 to September 30, 2005
REVENUE				
Petroleum and natural gas	$	5,711,873	$	6,202,088
Royalties expense		(1,082,777)		(1,178,232)
		4,629,096		5,023,856
EXPENSES				
Operating		691,089		766,343
Transportation		131,210		143,291
General and administrative		299,563		362,053
Stock-based compensation (note 6)		136,413		151,240
Depletion, depreciation and accretion		2,143,414		2,414,986
		3,401,689		3,837,913
Net income before income taxes		1,227,407		1,185,943
Current income tax expense		281,890		315,694
Future income tax expense		203,104		159,173
Net income		742,413		711,076
Retained earnings (deficit), beginning of period		(31,337)		–
Retained earnings, end of period	$	711,076	$	711,076
Net income per share - basic and diluted (note 6)	$	0.06	$	0.10

See accompanying notes to financial statements

Statement of Cash Flows

(Unaudited)

	Three months ended September 30, 2005	April 12 to September 30, 2005
Cash flows from operating activities		
Net income	$ 742,413	$ 711,076
Items not affecting cash		
Depletion, depreciation and accretion	2,143,414	2,414,986
Stock-based compensation expense	136,413	151,240
Future income taxes	203,104	159,173
Cash flow from operations	3,225,344	3,436,475
Net change in non-cash working capital items	(495,891)	(736,629)
Net cash provided by operating activities	2,729,453	2,699,846
Cash flows from financing activities		
Issue of shares and warrants for cash, net of costs	(28,132)	7,859,220
Changes in non-cash working capital - financing items	(37,648)	-
Net cash provided by financing activities	(65,780)	7,859,220
Cash flows from investing activities		
Acquisition of oil and gas properties (notes 1 & 3)	-	(1,265,404)
Additions to property, plant and equipment	(2,204,072)	(2,230,393)
Changes in non-cash working capital - investing items	2,163,708	1,193,293
Net cash used in investing activities	(40,364)	(2,302,504)
Change in cash during the period	2,623,309	8,256,562
Cash and cash equivalents - beginning of period	$ 5,633,253	$ -
Cash and cash equivalents - end of period	$ 8,256,562	$ 8,256,562

See accompanying notes to financial statements

Notes To Financial Statements

September 30, 2005 (unaudited)

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005 under a Plan of Arrangement entered into by APF Energy Trust ("APF Trust"), APF Energy Inc ("APF"), 1163947 Alberta Inc. ("1163947") and Rockyview. Under the Arrangement, 1163947 acquired certain oil and gas properties from APF for a total cost of $49.66 million and then immediately amalgamated with Rockyview. The operations of the properties are included from June 21 to September 30, 2005.

On June 21, 2005 there was an Initial Private Placement ("Private Placement") of 1,826,484 units ("Units") at $4.38 per Unit to employees, contractors, officers and directors of Rockyview. Each Unit comprises one Rockyview share ("Shares") and one half of a Rockyview Warrant ("Warrant"), each Warrant entitling the holder to acquire one Share at an exercise price of $5.26, exercisable for two years and eight months from the closing of the Private Placement. The Private Placement is subject to a contractual holding period whereby one-third of the Shares can be sold eight months from closing of the Private Placement, an additional one-third sixteen months from the closing of the Private Placement and the balance two years from the closing of the Private Placement. The Warrants will be released on satisfaction of the following criteria: (i) over time with one-third releasable on the dates which are eight, sixteen and twenty-four months from the closing of the Private Placement; and (ii) the twenty day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranches are released.

As the former APF Trust unitholders are the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for based on the carrying value in APF.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment, and the provision for asset retirement obligation costs, are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be material.

Joint interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and investments in highly liquid money market instruments which are convertible to known amounts of cash in less than three months.

Financial instruments

The fair market value of cash and cash equivalents, receivables, other current assets, payables and bank debt approximate their carrying value. From time to time, the Company may use derivative financial instruments to manage exposure to fluctuations in commodity prices, foreign currency exchange rates and interest rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for speculative trading purposes.

The Company may enter into hedges to manage its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is deemed appropriate. Any derivative contracts, which qualify for hedges, are not recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transactions are recognized. Premiums paid or received are deferred and amortized to earnings over the term of the contract. The Company formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Company applies the fair value method of accounting by recording an asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period statement of income.

Property, plant and equipment

Petroleum and natural gas production equipment

The Company follows the full-cost method of accounting for its petroleum and natural gas properties and related facilities in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs relating to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition, geological and geophysical, drilling of productive and non-productive wells, production equipment and facilities, lease rentals on non producing properties, and overhead expenses directly related to exploration and development activities. No indirect general and administration costs have been capitalized.

Gains or losses on the disposition of properties are not recognized unless the proceeds on disposition result in a change of 20% or more in the depletion rate.

Depletion and Depreciation

Capitalized costs, along with estimated future capital expenditures to be incurred in order to develop proved reserves, are depleted and depreciated on a unit-of-production basis using estimated proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Depreciation of furniture and office equipment is provided using the declining balance method at a rate of 25%.

Ceiling test

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from undiscounted future net cash flows based on proved reserves, which is determined by using forecasted future prices, plus unproved properties. If the carrying amount exceeds the ultimate recoverable amount, an impairment loss is recognized in net earnings. The impairment loss is limited to the amount by which the carrying amount exceeds: (i) the sum of the fair value of proved and probable reserves; and (ii) the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Asset retirement obligations

Estimated future costs relating to retirement obligations associated with oil and gas well sites and facilities are recognized as a liability at fair value. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related asset. These capitalized costs are amortized on a unit-of-production basis, consistent with depletion and depreciation. The liability is adjusted at each reporting period to reflect the passage of time, with the accretion charged to earnings and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

Future income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Revenue recognition

Revenue from the sale of oil and natural gas is recorded when title passes to an external party.

Stock-based compensation

The company follows the fair-value method of accounting for stock options granted to employees and directors. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options granted as stock-based compensation with a corresponding credit to contributed surplus. The consideration received by the Company on the exercise of share options is recorded as an increase to share capital, together with corresponding amounts previously recognized in contributed surplus. Forfeitures are accounted for as they occur, which could result in recoveries of the stock-based compensation cost.

Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated using the treasury stock method which assumes that any proceeds obtained on exercise of share options or other dilutive instruments would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

3. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Arrangement, APF transferred certain producing and non-producing undeveloped petroleum and natural gas properties to Rockyview. As the former APF Trust unitholders are the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for on a "continuity of interests" basis, resulting in the assets and liabilities being transferred at carrying value to Rockyview.

Net Assets Received		
Oil and natural gas assets and equipment	$	33,177,536
Undeveloped land		5,179,600
Seismic		1,507,423
Future income tax asset		3,901,057
Total assets transferred		43,765,616
Asset retirement obligation		(808,732)
Net assets transferred at carrying value		42,956,884

Consideration given		
Common shares issued (10,242,215 shares)	$	41,691,479
Cash		1,265,405
	$	42,956,884

4. PROPERTY, PLANT AND EQUIPMENT

		September 30, 2005
Petroleum and natural gas properties	$	42,102,078
Accumulated depletion and depreciation		2,397,030
Net book value	$	39,705,048

During the period, the Company capitalized $108,937 of general and administrative expenses related to development activities. As at September 30, 2005 the depletion calculation excluded unproved properties of $6.69 million.

5. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on the Company's net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods. The total undiscounted amount of estimated cash flows required to settle the obligation is $5.6 million, which will be incurred between 2005 and 2047. A credit adjusted risk-free rate of eight percent and an inflation rate of one and one half percent was used to calculate the present value of the asset retirement obligation.

The following table presents the reconciliation of the beginning and ending aggregate asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended September 30, 2005	Period ended September 30, 2005
Balance, beginning of period	$ 810,478	$ –
Transfer of liability through Plan of Arrangement	-	808,732
Liabilities incurred	7,127	7,127
Liabilities settled	-	-
Accretion expense	16,210	17,956
Balance, end of period	$ 833,815	$ 833,815

6. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued:

Common shares:

	Number	Amount
Issued pursuant to Plan of Arrangement (ii)	10,242,215	$ 41,691,479
Issued pursuant to private placement for cash (iii)	1,826,484	7,415,585
Share issue costs, net of tax		(90,781)
Balance at September 30, 2005	12,068,699	$ 49,016,283

Warrants:

Issued pursuant to private placement (iii)	913,149	$ 584,415

(i) Rockyview Energy Inc. was incorporated as 1163924 Alberta Inc. on April 12, 2005 and on April 28, 2005 changed its name to Rockyview Energy Inc.

(ii) On June 21, 2005 pursuant to the Plan of Arrangement, 10,242,215 Common shares were issued to former unitholders of APF Trust

(iii) On June 21, 2005 prior to completion of the Plan of Arrangement, there was an Initial Private Placement ("Private Placement") of 1,826,484 units by certain employees, contractors and directors of Rockyview and by certain other placees. Each unit is comprised of one Rockyview Share and one half of a Rockyview Warrant. Each whole Rockyview Warrant will entitle the holder to acquire one Rockyview Share at an exercise price of $5.26. All of the Rockyview Shares and Rockyview Warrants issued pursuant to the Private Placement will be subject to a contractual escrow arrangement. The shares vest evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement. The Rockyview Warrants will be released on satisfaction of the following two criteria: (i) over time with the warrants vesting evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement; and (ii) the twenty day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranche are released.

(c) Stock Options

Pursuant to the Arrangement, the Company established a stock option plan ("Plan"). Under the Plan, options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over three years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity through to September 30, 2005:

	Number of options	Weighted average exercise price
Balance - beginning of period	–	–
Granted	922,502	$ 4.74

(d) Stock Based Compensation

The Company accounts for its stock based compensation plan using the fair value method. Under this method the fair value is calculated and a compensation cost is charged over the vesting period of the options granted with a corresponding increase to contributed surplus. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each option granted was estimated based on the following weighted average assumptions:

	September 30, 2005
Risk free interest rate	3.10%
Expected life	3
Expected volatility	51%
Fair value of options granted	$ 1.76

	Three months ended September 30, 2005	Period ended September 30, 2005
Balance, beginning of period	$ 14,827	$ –
Compensation expense	136,413	151,240
Balance, end of period	$ 151,240	$ 151,240

(e) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

Weighted Average Common Shares	Three months ended September 30, 2005	Period ended September 30, 2005
Basic	12,068,699	7,086,852
Diluted	12,152,698	7,170,851

7. TAXES

As at September 30, 2005 the Company has tax pools of approximately $49.3 million that are available to shelter future taxable income. The Company has recognized a future tax asset of $3.8 million, reflecting the difference between the tax pools and the net book value of the assets accounted for under the Arrangement.

8. BANK LOAN

The Company has a $13.5 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. The credit facility is collateralized by a fixed and floating charge debenture on the assets of the company. The borrowing base is subject to a semi-annual review by the bank.

9. SUBSEQUENT EVENT

On October 31, 2005 the Company announced that it had entered into an agreement to acquire Espoir Exploration Corp. ("Espoir") for a total consideration of $61.9 million. The total consideration is subject to a maximum of $8.325 million in cash and 7.445 million Rockyview shares.

Corporate Information

DIRECTORS

Scott Dawson(1)(2)(3)
President & Chief Executive Officer
Tempest Energy Corp.

Martin Hislop(2)
Independent Businessman

John Howard(1)(2)(3)
Independent Businessman

Nancy Penner(1)(3)
Counsel
Parlee McLaws LLP

Steven Cloutier
President & Chief Executive Officer

OFFICERS

Steven Cloutier, LLB
President & Chief Executive Officer

Daniel Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Vice President, Finance & Chief Financial Officer

Howard Anderson, P.Eng.
Vice President, Engineering

(1) member of audit committee

(2) member of reserve committee

(3) member of corporate governance and compensation committee

CORPORATE OFFICE
2250, 801 – 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS
www. rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT
Olympia Trust Company
2300, 125 – 9th Avenue S.W.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK
Bank of Nova Scotia

AUDITORS
PricewaterhouseCoopers LLP

LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP

ENGINEERING CONSULTANTS
GLJ Petroleum Consultants Ltd.
Sproule Associates Limited

STOCK EXCHANGE
The Toronto Stock Exchange
Trading symbol: **RVE**

Rockyview Energy Inc.

2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 FAX: (403) 538-5050
EMAIL: invest@rockyviewenergy.com WEBSITE: www.rockyviewenergy.com

Exemption 82-34899

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Steven G. Cloutier, President and CEO of Rockyview Energy Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc. for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 10, 2005

Steven G. Cloutier
President and CEO

Exemption 82-34899

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Alan MacDonald, Chief Financial Officer of Rockyview Energy Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc. for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 10, 2005

Alan MacDonald
Vice President, Finance & CFO